Exhibit 99.2

Neovasc Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

CONTENTS

Page

Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248)	1 – 2

Report of Independent Registered Public Accounting Firm (PCAOB ID Number 1390)	3 – 4

Consolidated Statements of Financial Position	5

Consolidated Statements of Loss and Comprehensive Loss	6

Consolidated Statements of Changes in Equity	7

Consolidated Statements of Cash Flows	8

Notes to the Consolidated Financial Statements	9 - 51

Report of independent registered

public accounting firm

Board of Directors and Stockholders

Neovasc Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of Neovasc Inc. and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred net loss of 41,204,418 and negative cash flow from operations of 24,931,017 during the year ended December 31, 2022. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern as of December 31, 2022 These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of the financial instruments

As described in Note 16 to the consolidated financial statements, on March 23, 2022, the Company issued restated senior secured convertible notes (“2022 Notes”) with a principal amount of $13 million to consolidate the 2019 Notes and 2020 senior secured convertible notes. The fair values of these financial instruments (together, the “financial instruments”) were determined using the Cox-Ross-Rubinstein binomial lattice option pricing model. The fair value of the financial instruments is based on significant management assumptions, including the stock price, the conversion price, credit spread, risk-free rate, volatility, probability of change of control, and probability of prepayment of the principal amount of the convertible notes.

We determined the assessment of the fair values of the financial instruments as a critical audit matter due to the significant judgements used by the Company in determining the fair value of the financial instruments. Auditing the valuation of the financial instruments involved a high degree of auditor judgement and specialized skills and knowledge were needed.

Our audit procedures related to the fair value of the financial instruments consisted of the following, among others:

•	Evaluated management’s process for developing the fair value measurement.

•	We utilized the professionals with specialized skills and knowledge to evaluate the appropriateness of the binomial lattice option pricing model used by the Company to value the financial instruments.

•	Evaluated the reasonableness of the assumptions used by the Company in the binomial lattice option pricing model including exercise price, stock price, term, expected volatility, credit spread, and risk-free interest rate.

•	Evaluated the accuracy and completeness of data used by the Company in developing the assumptions used in the binomial lattice option pricing model.

•	Evaluated the implementation of the binomial lattice option pricing model by performing the corroborative calculation.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2022.

Bellevue, Washington

March 31, 2023

Report of independent registered

public accounting firm

Grant Thornton LLP
Suite 1600
333 Seymour Street Vancouver,
BC V6B 0A4
T +1 604 687 2711
F +1 604 685 6569

To the Board of Directors and Shareholders of Neovasc Inc.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Neovasc Inc. (the “Company”) as of December 31, 2021 and December 31, 2020, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”) before the effects of the adjustments to retrospectively apply the share consolidation described in Note 1. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the share consolidation described in Note 1, present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the share consolidation described in Note 1 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Material uncertainty related to going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a comprehensive loss of $25.2 million during the year ended December 31, 2021. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern as at December 31, 2021. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of the derivative financial instruments

As described in Note 16 to the consolidated financial statements, as at December 31, 2021, the Company’s fair value of the 2019 Convertible Notes was $6.6 million, and fair value of the 2020 Convertible Notes and warrants and derivative warrant liabilities was $1.8 million. The fair values of these financial instruments (together, the “financial instruments”) were determined using the Cox-Ross Rubinstein binomial tree model. The fair value of the financial instruments is based on significant management assumptions, including the stock price, the conversion price, credit spread, risk-free rate, volatility, probability of change of control or special sale, probability of prepayment of the principal amount of the convertible notes, probability and expected date of a fundamental transaction (as defined in the agreement), and restrictions related to the derivative warrant liability from financing.

The principal considerations for our determination that the valuation of the financial instruments is a critical audit matter are:

(i)	the significant judgment required by management when developing the model used to value the financial instruments; and

(ii)	the high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s significant assumptions (as noted above).

Our audit procedures related to the fair value of the financial instruments included utilizing a valuation specialist to:

•	test the process used by management for developing the model used to value the financial instruments;

•	evaluate the appropriateness of the model;

•	test the completeness, accuracy, and relevance of underlying data used in the model; and

•	evaluate the reasonableness of significant assumptions used by management (as noted above).

Evaluating the reasonableness of these significant assumptions involved considering:

•	the terms of the relevant agreements;

•	the historical performance of the Company;

•	the Company’s credit rating;

•	comparability of key market-related assumptions, such the risk-free rate, used in the model to external market and third-party data, and

•	consistency with evidence obtained in other areas of the audit.

We have served as the Company’s auditor from 2002 to 2022.

Vancouver, Canada	Chartered Professional Accountants

March 9, 2022

NEOVASC INC.

Consolidated Statements of Financial Position

As at December 31,

(Expressed in U.S. dollars)

	Notes	2022	2021	2020
ASSETS
Current assets
Cash and cash equivalents	6	$25,791,598	$51,537,367	$12,935,860
Accounts receivable	7	2,503,956	1,369,455	987,057
Finance lease receivable	8	-	43,543	95,849
Inventory	9	1,086,038	1,480,077	1,006,850
Prepaid expenses and other assets	10	403,249	787,734	705,471
Total current assets		29,784,841	55,218,176	15,731,087

Non-current assets
Restricted cash	11	443,595	469,808	470,460
Right-of-use asset	12	341,609	456,339	830,551
Finance lease receivable	8	-	-	42,841
Property and equipment	13	161,236	182,041	803,280
Deferred loss on 2020 derivative warrant liabilities	16	1,401,110	4,300,484	7,595,093
Deferred loss on 2021 derivative warrant liabilities	16	6,596,721	9,898,475	-
Total non-current assets		8,944,271	15,307,147	9,742,225

Total assets		$38,729,112	$70,525,323	$25,473,312

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$9,850,077	$4,629,163	$7,243,500
Lease liabilities	15	219,522	273,145	342,910
2019 Convertible notes	16	-	38,633	38,633
2020 Convertible notes, warrants and derivative warrant liabilities	16	-	40,587	37,525
Total current liabilities		10,069,599	4,981,528	7,662,568

Non-Current Liabilities
Lease liabilities	15	143,881	272,652	596,881
2019 Convertible notes	16	-	6,548,796	6,156,724
2020 Convertible notes, warrants and derivative warrant liabilities	16	357,924	6,088,728	$9,079,622
2021 Derivative warrant liabilities	16	43,616	405,508	-
2022 Convertible Note	16	12,275,067	-	-
Total non-current liabilities		12,820,488	13,315,684	15,833,227

Total liabilities		$22,890,087	$18,297,212	$23,495,795

Equity
Share capital	18	$441,369,134	$439,873,457	$369,775,383
Contributed surplus	18	43,892,545	40,355,952	35,045,056
Accumulated other comprehensive loss		(6,229,804)	(7,885,024)	(7,615,717)
Deficit		(463,192,850)	(420,116,274)	(395,227,205)
Total equity		15,839,025	52,228,111	1,977,517

Total liabilities and equity		$38,729,112	$70,525,323	$25,473,312

Going Concern and Uncertainty (see Note 1(c) and 5(d))

Contingent Liabilities and Provisions (see Note 24)

Subsequent Events (see Note 26)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31,

(Expressed in U.S. dollars)

	Notes	2022	2021	2020
REVENUE	19	$3,805,017	$2,547,406	$1,957,362
COST OF GOODS SOLD		773,834	555,697	446,239
GROSS PROFIT		3,031,183	1,991,709	1,511,123

EXPENSES
Selling expenses	21	4,848,906	2,996,292	2,196,803
General and administrative expenses	21	14,785,424	14,655,957	14,081,153
Product development and clinical trials expenses	21	17,543,576	15,449,001	20,401,595
TOTAL EXPENSES		37,177,906	33,101,250	36,679,551

OPERATING LOSS		(34,146,723)	(31,109,541)	(35,168,428)

OTHER (EXPENSE)/ INCOME
Interest and other income		472,902	551,940	1,394,035
Interest and other expense		(1,518,055)	(631,199)	(1,035,957)
Loss on foreign exchange		(56,634)	(50,798)	(256,585)
Unrealized gain on warrants, derivative liability warrants and convertible notes	16	215,438	17,404,002	8,528,255
Realized (loss)/gain on exercise or conversion of warrants, derivative liability warrants and convertible notes	16	(1,845,822)	(1,898,092)	814,083
Amortization of deferred loss	16	(4,300,786)	(9,068,689)	(3,494,501)
TOTAL OTHER (EXPENSE)/ INCOME		(7,032,957)	6,307,164	5,949,330
LOSS BEFORE TAX		(41,179,680)	(24,802,377)	(29,219,098)

Tax (expense)/recovery		(24,738)	(86,692)	524,057
LOSS FOR THE YEAR		$(41,204,418)	$(24,889,069)	$(28,695,041)

OTHER COMPREHENSIVE LOSS FOR THE YEAR
Fair market value changes in convertible notes due to changes in own credit risk		(216,938)	(269,307)	(1,475,210)
		(216,938)	(269,307)	(1,475,210)
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE YEAR		$(41,421,356)	$(25,158,376)	$(30,170,251)

LOSS PER SHARE
Basic and diluted loss per share	22	$(15.07)	$(9.88)	$(43.04)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity
Balance as at January 1, 2020		$328,460,681	$29,766,225	$(6,140,507)	$(366,532,164)	$(14,445,765)
Issue of share capital on public offering (net of share issuance costs)	18(a)	31,765,981	-	-	-	31,765,981
Issue of broker warrants and compensation warrants	18(a)	(584,167)	584,167	-	-	-
Issue of share capital on conversion of notes	18(a)	1,293,093	-	-	-	1,293,093
Issue of share capital on exchange of warrants	18(a)	8,687,479	-	-	-	8,687,479
Issue of share capital on exercise of options	18(a)	378	(174)	-	-	204
Issue of share capital on vesting of restricted stock units	18(a)	151,938	(151,938)			-
Share-based payments	21	-	4,846,776	-	-	4,846,776
Transactions with owners during the year		$41,314,702	$5,278,831	$-	$-	46,593,533
Loss for the year		-	-	-	(28,695,041)	(28,695,041)
Other comprehensive loss for the year		-	-	(1,475,210)	-	(1,475,210)
Balance as at December 31, 2020		$369,775,383	$35,045,056	$(7,615,717)	$(395,227,205)	$1,977,517
Issue of share capital on public offering (net of share issuance costs)	18(a)	66,868,911	-	-	-	66,868,911
Issue of compensation warrants	18(a)	(1,898,959)	1,898,959	-	-	-
Issue of share capital on exercise of warrants	18(a)	3,704,828	-	-	-	3,704,828
Issue of share capital on vesting of restricted stock units	18(a)	1,423,294	(1,423,294)	-	-	-
Share-based payments	21	-	4,835,231	-	-	4,835,231
Transactions with owners during the year		$70,098,074	$5,310,896	$-	$-	$75,408,970
Loss for the year		-	-	-	(24,889,069)	(24,889,069)
Other comprehensive loss for the year		-	-	(269,307)	-	(269,307)
Balance as at December 31, 2021		$439,873,457	$40,355,952	$(7,885,024)	$(420,116,274)	$52,228,111
Issue of convertible notes	18(a)	-	974,136	-	-	974,136
Issue of share capital on exercise of options	18(a)	11,004	(4,436)	-	-	6,568
Issue of share capital on vesting of restricted stock units	18(a)	1,484,673	(1,484,673)	-	-	-
Share-based payments	21	-	4,051,566	-	-	4,051,566
Transactions with owners during the year		$1,495,677	$3,536,593	$-	$-	$5,032,270
Loss for the year		-	-	-	(41,204,418)	(41,204,418)
Other comprehensive loss for the year		-	-	(216,938)	-	(216,938)
Transfer of credit risk reserve upon extinguishment of convertible notes	16(c)	-	-	1,872,158	(1,872,158)	-
Balance as at December 31, 2022		$441,369,134	$43,892,545	$(6,229,804)	$(463,192,850)	$15,839,025

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

Consolidated Statements of Cash Flows

For the years ended December 31,

(Expressed in U.S. dollars)

	Notes	2022	2021	2020
OPERATING ACTIVITIES
Loss for the year		$(41,204,418)	$(24,889,069)	$(28,695,041)
Adjustments for:
Depreciation	21	322,489	670,977	768,101
Share-based payments	21	7,913,797	5,285,813	4,905,812
(Gain)/loss on disposal of assets		-	(1,849)	11,966
Accretion on collaboration, license and settlement agreement provision		-	63,400	157,994
Unrealized gain on warrants, derivative liability warrants and convertible notes	16	(215,438)	(17,404,002)	(8,528,255)
Realized loss/(gain) on exercise or conversion of warrants, derivative liability warrants and convertible notes	16	1,845,822	1,898,092	(814,083)
Amortization of deferred loss		4,300,786	9,068,689	3,494,501
Legal expenses and underwriters’ fees from financing activity		(147,814)	1,546,811	1,565,224
Write-down of fixed assets for obsolescence		-	593,622	-
Income tax expense/(recovery)		24,738	86,692	(524,057)
Interest expense/(income)		1,060,875	81,108	(358,078)
		(26,099,163)	(22,999,716)	(28,015,916)
Net change in non-cash working capital items:
Accounts receivable		(1,091,223)	(401,963)	253,491
Inventory		394,039	(640,605)	(220,822)
Research and development supplies		-	167,378	504,467
Prepaid expenses and other assets		384,485	(60,122)	(83,015)
Accounts payable and accrued liabilities		1,029,509	(2,016,217)	(704,587)
Payment of amounts due on collaboration, license and settlement agreements		-	(1,250,000)	(1,250,000)
		716,810	(4,201,529)	(1,500,466)
Income tax and Interest paid and received:
Income tax recovered/(paid)		-	49,075	(795)
Interest received		451,336	39,400	67,735
		451,336	88,475	66,940
Net cash applied to operating activities		(24,931,017)	(27,112,770)	(29,449,442)

INVESTING ACTIVITIES
Purchase of property and equipment	13	(52,467)	(164,081)	(341,767)
Net cash applied to investing activities		(52,467)	(164,081)	(341,767)

FINANCING ACTIVITIES
Proceeds from public offering net of share issuance costs	18(a)	-	65,322,100	35,397,547
Proceeds from private placement	16(b)	-	-	5,000,000
Proceeds from exercise of warrants	16(d)	-	1,078,623	4,973,035
Proceeds from government assistance	25	-	484,918	1,328,338
Proceeds from exercise of options	18(a)	6,570	-	204
Repayment of convertible notes	16(b)	-	-	(7,774,225)
Interest payment on convertible notes		(432,300)	(515,952)	(940,451)
Payment of lease obligation		(336,555)	(491,331)	(550,212)
Net cash (applied to) from financing activities		(762,285)	65,878,358	37,434,236

NET CHANGE IN CASH AND CASH EQUIVALENTS		(25,745,769)	38,601,507	7,643,027
CASH AND CASH EQUIVALENTS
Beginning of the year		51,537,367	12,935,860	5,292,833
End of the year	6	$25,791,598	$51,537,367	$12,935,860

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

1.	INCORPORATION AND GOING CONCERN

(a)	Business description

Neovasc Inc. (“Neovasc” or the “Company”) is a company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc. Neovasc is the parent company.

The consolidated financial statements of the Company as at December 31, 2022 and for the years ended December 31, 2022, 2021 and 2020 comprise the Company and its subsidiaries, all of which are wholly owned. The Company’s principal place of business is located at 2135 – 13700 Mayfield Place, Richmond, British Columbia, V6V 2E4, Canada and the Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company’s shares are listed on the Toronto Stock Exchange (TSX: NVCN) and the Nasdaq Capital Market (NASDAQ: NVCN).

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Neovasc Reducer™, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is under clinical investigation in the United States, Canada, Israel, and Europe, for which activity has been indefinitely paused. The Company remains committed to the ongoing follow-up of patients in Tiara clinical trials and has paused all other Tiara activities.

(b)	Corporate reorganization

On June 20, 2021, the Company announced that it had indefinitely paused all product development activities on the Tiara TF device. Concurrent with this decision, the Company terminated 40% of its staff and took a provision for obsolete leasehold improvements and equipment related to these activities.

On September 20, 2022, the Company announced that it had indefinitely paused all product development on the Tiara TA device. There were no staff terminated and no material write downs related to this decision.

On January 17, 2023, the Company announced that it has entered into a binding agreement with Shockwave Medical Inc. whereby Shockwave Medical Inc. has agreed to acquire all of the issued and outstanding common shares of the Company (the “Common Share”) (see Note 26).

(c)	Going concern and uncertainty

As at December 31, 2022, the Company had approximately $25.8 million in cash and cash.

The Company incurred net loss of 41,204,418 and negative cash flow from operations of 24,931,017 during the year ended December 31, 2022.

On January 17, 2023, the Company announced that it has entered into a binding agreement with Shockwave, whereby Shockwave has agreed to acquire all of the issued and outstanding Common Shares of the Company (the “Transaction”) (See Note 26). As of the date hereof, the Transaction has not closed.

The Company has incurred significant expenses related to the Transaction and, if the Transaction does not close, the Company will need to raise additional capital, likely within the next 6 months of the date hereof, to fund its long-term objectives for the Reducer prior to the successful commercialization thereof. Given the current nature of the Company’s capital structure and the increased expenses related to the Transaction, the Company can give no assurance that it will be able to obtain the additional funds needed in the future, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

The Company will re-evaluate the going concern risk at each reporting period and will consider removing the going concern and uncertainty note if, and when, the Company can depend on the profitable commercialization of its products or is confident of obtaining additional debt, equity or other financing to fund ongoing operations until profitability is achieved.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. Should the Company be unable to obtain additional capital in the future and the Company’s ability to continue as a going concern be impaired, material adjustments may be necessary to these consolidated financial statements.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

1.	INCORPORATION AND GOING CONCERN (continued)

(d)	Share consolidation (reverse stock split)

On April 29, 2022, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every 25 pre-consolidation Common Shares. All references in these consolidated financial statements to Common Shares and options have been retroactively adjusted to reflect the share consolidation.

(e)	Nasdaq listing

On December 10, 2020, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until June 8, 2021, to regain compliance. On February 25, 2021, the Company announced that it had received written notification from the Nasdaq notifying the Company that it had regained compliance with the minimum market value requirement under Nasdaq Listing Rule 5550(b)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.

On December 14, 2020, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until June 14, 2021, to regain compliance. On February 9, 2021, the Company announced that it had received written notification from the Nasdaq notifying the Company that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.

On May 25, 2021, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until November 22, 2021, to regain compliance. In accordance with Nasdaq Listing Rule 5810(c)(3)(A)(i), the Company requested and was granted a second 180-calendar day period, or until May 23, 2022, within which to evidence compliance with the $1.00 bid price requirement. On May 16, 2022, the Company announced that it has received written notification from the Nasdaq informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.

(f)	Impacts of COVID-19 pandemic

The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. The extent of the impact of the COVID-19 pandemic on the Company’s business is difficult to predict, as the response to the pandemic evolves on a country-by-country basis. Furthermore, capital markets and economies worldwide have also been disrupted by the COVID-19 pandemic, and it is possible that it could cause a local and/or global adverse economic events. Such economic disruption could have a material adverse effect on the Company’s business.

The severity of the impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and the extent and severity of the impact on the Company’s customers, all of which are uncertain and cannot be predicted. As at December 31, 2022, the Company has seen a marked impact on Reducer revenues due to restrictions on elective procedures which included Reducer implants. Furthermore, the Company’s recruitment to clinical trials and studies continues to be enrolling slower than expected due to the pandemic restrictions.

The Company’s future results of operations and liquidity could be adversely impacted by a decrease in Reducer sales, delays in payments of outstanding receivable amounts beyond normal payment terms, supply chain disruptions and uncertain demand, and the impact of any initiatives or programs that the Company may undertake to address financial and operational challenges faced by its customers. As of the date of issuance of these consolidated financial statements, the extent to which the COVID-19 pandemic may further materially impact the Company’s financial condition, liquidity, or results of operations is uncertain.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

2.	BASIS OF PREPARATION

(a)	Statement of compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)	Basis of measurement

The Company’s consolidated financial statements have been prepared on the historical cost basis except as explained in the accounting policies set out in Note 3.

(c)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc (US) Inc., Neovasc Medical Ltd., B-Balloon Ltd. (which is in the process of being voluntarily liquidated), Neovasc GmbH, Neovasc (UK) Ltd., and Neovasc Management Inc. All intercompany balances and transactions have been eliminated upon consolidation.

(d)	Presentation of financial statements

The Company has elected to present the ’Statements of Loss and Comprehensive Loss’ in a single statement.

(e) Use of estimates and management judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Significant areas requiring the use of estimates relate to the determination of the net realizable value of inventory (obsolescence provisions), allowance for doubtful accounts receivable, impairment of non-financial assets, useful lives of depreciable assets and expected term and volatility and forfeiture rates for share-based payments.

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. Reducer research and development supplies are expensed as the supplies are used.

Allowance for doubtful accounts receivable

The Company has established and applied a provision matrix to the trade accounts receivables balances in order to calculate an allowance for doubtful accounts on adoption of IFRS 9 - Financial Instruments. Actual collectability of customer balances can vary from the Company’s estimation.

Impairment of long-lived assets

In assessing impairment, the Company estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

2.	BASIS OF PREPARATION (continued)

(e)	Use of estimates and management judgment (continued)

Share-based payments

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, risk free interest rate, volatility and forfeiture rates and making assumptions about them.

Determination of functional currency

The Company determines its functional currency as the United States dollar based on the primary economic environment in which it operates. IAS 21 The Effects of Changes in Foreign Exchange Rates outlines a number of factors to apply in determining the functional currency, which is subject to significant judgment by management. Management uses a number of factors to determine the primary economic environment in which the Company operates; it is normally the one in which it primarily generates and expends cash.

Deferred tax assets

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent probable that there will be taxable income available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based on estimates of future taxable income.

Contingent Liabilities

Contingent liabilities are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements of the year in which the change in probability occurs.

Determination of discount rate to measure lease liabilities

The Company enters into leases with third-party landlords and as a consequence the rate implicit in the relevant lease is not readily determinable. Therefore, the Company uses its incremental borrowing rate as the discount rate for determining its lease liabilities at the lease commencement date. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow over similar terms which requires estimations when no observable rates are available.

Accounting for financing and determination of fair value of derivative liabilities

The determination of the accounting treatment for the financing transactions, most notably for those completed in May 2019, May 2020 and March 2022, is an area of significant management judgment. This involved the determination of whether the warrants and options issued and the conversion feature associated with the convertible notes should be classified as equity or as derivative liabilities. The difference between the transaction amount and the fair value of the instruments issued in connection with the financing resulted to a loss which has been deferred as the fair values were not determined using only observable market inputs. The manner in which the deferred loss will be recognized within income involves management judgment.

The warrants, 2019 Convertible Notes and 2020 Convertible Notes were measured at fair value through profit and loss at each year end. The calculations of the fair value of these instruments involves the use of a number of estimates and a complex valuation model. The carrying amounts of these liabilities may change significantly as a result of changes to these estimates. Details of the estimates used as at December 31, 2022, 2021 and 2022 are disclosed in Note 16.

Right of use asset and lease liability

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company’s incremental borrowing rate. The Company measures the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

(a)	Foreign currency translation

The presentation currency of the consolidated financial statements is the United States dollar. Where functional currency is different than presentation currency, all revenues, expenses and cash flows for each year are translated into the presentation currency using average rates for the year, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities are translated using the exchange rate at the end of the year and stockholders’ equity is translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income. The functional currency of Neovasc GmbH is Euros, the functional currency of Neovasc (UK) Ltd. is British Pounds and the functional currency of Neovasc Medical Ltd. and B-Balloon Ltd. is Israeli Shekels. All other functional currencies are United States dollar.

Foreign currency denominated non-monetary assets and liabilities are translated at the historical rates of exchange in effect on the date the asset was acquired or liability incurred. Foreign currency denominated revenues and expenses are translated at the rate of exchange on the date on which such transactions occur. Foreign currency gains or losses arising on the settlement of foreign-currency denominated monetary assets and liabilities are recognized in profit or loss in the year in which they arise.

(b)	Financial Instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statement of financial position when the Company becomes party to the contractual provisions of the instrument. Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred. Financial liabilities are de-recognized when the obligation specified in the contract is discharged, cancelled or expired.

Financial assets

The Company classifies its financial assets as cash and cash equivalents, restricted cash and accounts receivable, and are accounted for, or measured, at amortized cost. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method.

Financial liabilities

The Company classifies its accounts payable and accrued liabilities and 2022 Convertible Notes as other financial liabilities. These financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Company classifies its 2019 Convertible Notes and 2020 Notes Convertible Notes as a financial liability at fair value through profit and loss. The entire instrument is recognized initially at fair value with any subsequent changes in fair value recognized as an unrealized gain or loss in the statement of loss and comprehensive loss. All related transaction costs are expensed as incurred.

Derivative instruments, including derivative instruments embedded in other contracts and instruments designated for hedging activities, are recognized as either asset or liabilities in the statement of financial position and measured at fair value. The Company has not used derivative instruments to hedge exposures to cash flow or foreign currency risks. Any change in the fair value of a derivative or an embedded derivative not designated as a hedging instrument is recognized as an unrealized gain or loss in the statement of loss and comprehensive loss.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term, highly liquid investments that are readily convertible to known amounts of cash within 90 days of purchase.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Restricted cash

Restricted cash represents secured cash that cannot be accessed by the Company without prior authorization from parties not related to the Company. Restricted cash is disclosed separately as part of other non-current assets.

(e)	Inventory

Inventory is valued at the lower of cost and net realizable value for finished goods, work in progress and raw materials. Cost is determined on a first-in, first-out basis. Cost of finished goods and work in progress includes direct material and labor costs and an allocation of manufacturing overhead and applicable shipping and handling costs. In determining net realizable value, the Company considers factors such as obsolescence, future demand for inventory and contractual arrangements with customers.

(f)	Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. As no finite useful life for land can be determined, related carrying amounts are not depreciated. Depreciation of property and equipment is recognized in profit or loss over the estimated useful lives using the following rates and methods:

Building	4% declining balance
Leasehold improvements	amortized over the life of the lease
Production & development equipment	30% declining balance
Computer hardware	30% declining balance
Computer software	100% declining balance
Office equipment	20% declining balance

Gains or losses arising on the disposal of property and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss.

(g)	Impairment of assets

Financial instruments

The Company uses the expected credit loss (“ECL”) model for calculating impairment of financial assets and recognizes expected credit losses as loss allowances for assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, which is determined based on historical information, external indicators, and forward-looking information through use of a provision matrix.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Impairment of assets (continued)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, if it is not possible to estimate the recoverable amount of an individual asset, the asset is included in the cash-generating unit to which it belongs and the recoverable amount of the cash-generating unit is estimated. As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. A cash-generating unit is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

(h)	Contingent Liabilities and Provisions

Provisions for product warranties, legal disputes, onerous contracts or other claims are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably. No liability is recognized if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

(i)	Employee benefits

The Company provides short-term employee benefits and post-employment benefits to current employees. The short-term employee benefits include wages, salaries, social security contributions, paid annual leave, paid sick leave and medical care. Short-term employee benefits obligations are measured on an undiscounted basis and are expensed as the related service is provided.

The Company provides post-employment benefits through defined contribution plans, including contributions to the Canadian Pension Plan and individual Registered Retirement Savings Plans and 401k of qualified employees. Contributions to defined contribution pension plans are recognized as an employee benefit expense in the years during which services are rendered by employees.

(j)	Revenue recognition

The Company earns revenue from one source: the Reducer.

In accordance with IFRS 15 - Revenue from Contracts with Customers, the Company follows a 5-step process to determine whether to recognize revenue:

1. Identifying the contract with a customer

2. Identifying the performance obligations

3. Determining the transaction price

4. Allocating the transaction price to performance obligations

5. Recognizing revenue when/as performance obligation(s) are satisfied

The Company enters into customer contracts to supply Reducer(s). The contact is then assessed to determine whether it contains a single combined performance obligation or multiple performance obligations. The stand-alone selling price is determined based on the agreed upon list prices at which the Company sells the Reducer in separate transactions. The transaction price is documented on the contract or purchase order and agreed to by the customer. Payment terms with customers vary by country and contract.

Revenue from customer contracts is recognized when control of the Reducer is transferred to the customer. This criterion is met upon shipment at shipping point.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Research and development

The Company is engaged in research and development. Research costs are expensed as incurred. Development costs are expensed in the year incurred, unless they meet the criteria for capitalization. The criteria include that development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred. Management reviews the applicable criteria on a regular basis and if the criteria are no longer met, any remaining unamortized balance is written off as a charge to profit or loss. Research and development costs are reduced by any scientific research and experimental development tax credits to which the Company is entitled.

(l)	Interest income and interest expense

Interest income comprises interest income from high interest savings accounts and guaranteed investment certificates. Interest income is recognized in profit or loss, using the effective interest method.

(m)	Income taxes

Tax expense represents current tax and deferred tax. Tax is recognized in profit or loss except to the extent it relates to items recognized in other comprehensive income or directly in equity. Current tax is based on the taxable profits for the year and is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their respective carrying amounts in the consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither the accounting profit nor taxable profit. Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred tax assets and liabilities are offset when the Company has a right and intention to offset tax assets and liabilities from the same taxation authority.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability settled.

(n)	Equity

Share capital represents the value of shares that have been issued. Any transaction costs associated with the issuing of shares are deducted from share capital.

From time to time the Company may issue units consisting of Common Shares and Common Share purchase warrants. The Company estimates the fair value of the Common Shares based on their market price on the date of the issuance of the units. The residual difference, if any, between the unit price and the fair value of each Common Share represents the fair value attributable to each warrant. Any transaction costs associated with the issuance of units would be apportioned between the Common Shares and warrants based on their relative fair values.

Professional, consulting, regulatory fees and other costs that are directly attributable to financing transactions are deferred until such time as the transactions are completed. Share issue costs are charged to share capital when the related shares are issued. Costs relating to financing transactions that are abandoned are charged to profit and loss.

Contributed surplus includes the fair value of vested stock options and share units (see Note 3(o)).

Deficit includes all current and prior year losses.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Share-based payments

The Company has an equity-settled share-based stock option plan. The Company grants stock options to buy Common Shares of the Company to directors, officers, employees and consultants (see Note 18 (b)).

The fair value of the stock options awarded to employees, directors, officers and service providers is measured at grant date, using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s Common Shares, based on historic market price volatility, and an expected life of the options. If the length of the vesting period is dependent on achieving a non-market performance condition, then the entity makes an estimate of the length of the expected vesting period at grant date based on the most likely outcome of the performance condition. Subsequently, the entity revises the estimate of the length of the vesting period until the actual outcome is known. The fair value of the options is recognized as an employee expense, with a corresponding increase in equity, over the year that the employees unconditionally become entitled to the options. The amount recognized as expense is adjusted to reflect the number of stock options expected to vest.

The Company uses a fair value-based method of accounting for restricted share units (“RSUs”) and Share Appreciation Rights (“SAR”) Plan which provides for SARs to be awarded to directors, officers, employees and service providers. The granting of SARs is considered a cash-settled payment transaction. The Company grants restricted share units to the Company’s directors, officers, employees and consultants (see Note 18(c)).

The fair value of the RSUs awarded to employees, directors, officers and service providers is measured at issuance date, using the market price of the Company’s Common Shares. The cost is recorded over the estimated vesting period of the award to the same expense category of the award’s recipient’s compensation costs and the corresponding entry is recorded in equity.

The fair value of SARs was initially measured, at issuance date, using the market price of the Company’s Common Shares and then at fair value at each reporting period due to the liability classification.

(p)	Loss per share

Loss per share is computed using the weighted average number of Common Shares outstanding during the year. Diluted loss per share is computed using the treasury stock method and weighted average number of Common Shares outstanding during the year for the effects of all potentially dilutive shares.

(q)	Operating segment

The Company operates its business in one segment. The Company reports information about revenues from customers for the Reducer, from geographical areas, and from major customers.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Government assistance and government grants

Government grants are recognized when there is a reasonable assurance that the grant will be received and that the Company will comply with all conditions related to the grant. A grant without specified future performance conditions is recognized in income when the grant proceeds are receivable. A grant that imposes specified future performance conditions is recognized in income when those conditions are met. Government grants related to current expenses are recognized as income over the period necessary to match them with the related expenses, for which they are intended to compensate, on a systematic basis. Government grants related to specific projects are recognized as income over the period necessary to match them with the related project costs, for which they are intended to compensate, on a systematic basis. Government grants in the form of forgivable loans are treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan. Government grants received before the income recognition criteria are satisfied are presented as a liability in the statement of financial position. Government refundable advances provided to the Company to finance research and development activities on a risk-sharing basis are considered part of the Company’s operating activities and are therefore presented as cash flows from operating activities in the statement of cash flows. (see Note 25)

(s)	IFRS 16 - Leases

For any new contracts, the Company considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:

a.	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company.

b.	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract.

c.	the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the statement of financial position.

The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

On the statement of financial position, right-of-use assets have been included under non-current assets and lease liabilities have been included under current and non-current liabilities.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

4.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and the convertible notes. There has been no change in the definition since the prior year.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments). For the years ended December 31, 2022, 2021 and 2020, there were no changes in the Company’s capital management policy.

The capital of the Company is comprised of:

	2022	2021	2020
2019 Convertible Notes	$-	$6,587,429	$6,195,357
2020 Convertible notes, warrants and derivative warrant liabilities	357,924	6,129,315	9,117,147
2021 Derivative warrant liabilities	43,616	405,508	-
2022 Convertible Note	12,275,067	-	-
Equity	15,839,025	52,228,111	1,977,517
Capital	$28,515,632	$65,350,363	$17,290,021

5.	FINANCIAL RISK MANAGEMENT

(a)	Fair value estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1	|	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	|	Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3	|	Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2022, 2021 and 2020. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Presentation of the fair values of the 2020 convertible notes, warrants and derivative warrant liabilities and 2021 derivative warrant liabilities are gross of the deferred loss. The deferred loss on the 2020 convertible notes, warrants and derivative warrant liabilities as at December 31, 2022 is $1,401,110 (December 31, 2021 and 2020: $4,300,484 and $7,595,093). The deferred loss on the 2021 derivative warrant liabilities as at December 31, 2022 is $6,596,721 (December 31, 2021: $9,898,475).

As at December 31, 2022:	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2020 Warrants and derivative warrant liabilities	$-	$-	$357,924	$357,924
2021 Derivative warrant liabilities	$-	$-	$43,616	$43,616

As at December 31, 2021:	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2019 Convertible Notes	$-	$-	$6,587,429	$6,587,429
2020 Convertible notes, warrants and derivative warrant liabilities	$-	$-	$6,129,315	$6,129,315
2021 Derivative warrant liabilities	$-	$-	$405,508	$405,508

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(a)   Fair value estimation (continued)

As at December 31, 2020:	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2019 Convertible Notes	$-	$-	$6,195,357	$6,195,357
2020 Convertible notes, warrants and derivative warrant liabilities	$-	$-	$9,117,147	$9,117,147

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	2022	2021	2020
Assets at amortized cost
Cash and cash equivalents	6	$25,791,598	$51,537,367	$12,935,860
Accounts receivable	7	2,503,956	1,369,455	987,057
Restricted cash	11	443,595	469,808	470,460
		$28,739,149	$53,376,630	$14,393,377

Other financial liabilities at amortized cost
Accounts payable and accrued liabilities	14	$9,850,077	$4,629,163	$7,243,500
2022 Convertible notes	16(c)	12,275,067	-	-

Financial liabilities at fair value through profit and loss
2019 Convertible Notes (current)	16(a)	-	38,633	38,633
2019 Convertible Notes (non-current)	16(a)	-	6,548,796	6,156,724
2020 Convertible Notes (current)	16(b)	-	40,587	37,525
2020 Convertible notes, warrants and derivative warrant liabilities (non-current)	16(b)	357,924	6,088,728	9,079,622
2021 Derivative warrant liabilities (non-current)	16(d)	43,616	405,508	-
		$22,526,684	$17,751,415	$22,556,004

The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature. The estimated fair value of the 2022 convertible notes as at December 31, 2022 is $13,807,456.

(b)	Foreign exchange risk

A portion of the Company’s revenues are derived from product sales in Europe and the United Kingdom, denominated in Euros and British Pounds, respectively. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process.

The Euro represents approximately 41% of revenues for the year ended December 31, 2022 (years ended December 31, 2021 and 2020: 44% and 45%, respectively). A 10% change in the foreign exchange rates for the Euro for foreign-currency denominated accounts receivable will impact net income for the year ended December 31, 2022 by approximately $71,860 (years ended December 31, 2021 and 2020: $15,597 and $8,114, respectively). The British Pound represents approximately 18% of revenues for the year ended December 31, 2022 (years ended December 31, 2021 and 2020: nil%). A 10% change in the foreign exchange rates for the British Pound for foreign currency-denominated accounts receivable will impact net income for the year ended December 31, 2022 by approximately $60,048 (years ended December 31, 2021 and 2020: $nil).

A similar change in foreign-currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $41,435 and $57,355 respectively, as at December 31, 2022 (as at December 31, 2021: $26,869 and $65,375 and as at December 31, 2020: $102,662 and $108,703). A similar change in foreign currency denominated cash and cash equivalents, and restricted cash, which are denominated in Canadian dollars and Euros will impact net income by approximately $107,114 and $74,864, respectively, as at December 31, 2022 (as at December 31, 2021: $143,315 and $82,902 and as at December 31, 2020: $80,953 and $49,459). The Company does not hedge its foreign exchange risk.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(c)	Interest rate risk

The Company is not exposed to material cash flow interest rate risk on fixed-rate cash balances and short-term accounts receivable, accounts payable and the 2019, 2020 and 2022 Notes that have fixed interest terms.

(d)	Liquidity risk

As at December 31, 2022, the Company had $25,791,598 in cash and cash equivalents as compared to cash and cash equivalents of $51,537,367 as at December 31, 2021. The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. The Company may obtain additional debt or equity financing in future periods. Further into the future, the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

On January 17, 2023, the Company announced that it has entered into the Transaction (See Note 26). If the Transaction does not close, the Company has incurred significant expenses related to the Transaction and the Company will need to raise additional capital, likely within the next 6 months, to fund its long-term objectives for the Reducer prior to the successful commercialization of the Reducer in the longer term. Given the current nature of the Company’s capital structure and the increased expenses related to the Transaction, the Company can give no assurance that it will be able to obtain the additional funds needed in the future, on terms agreeable to the Company, or at all.

Trade payables were aged as follows as at December 31, 2022 and do not include accrued liabilities. All trades payables are current liabilities:

Total
Current	$1,831,608
31-60 days	157,025
Over 60 days	194,366
$2,182,999

(e)	Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable as at December 31, 2022 is $1,851,175 (as at December 31, 2021 and 2020: $720,332 and $322,201, respectively). As at December 31, 2022, the Company had $1,140,067 (as at December 31, 2021 and 2020: $153,673 and $146,658) of trade accounts receivable that were overdue according to the customers’ credit terms. During the year ended December 31, 2022, the Company wrote down $nil of accounts receivable owed by customers (years ended December 31, 2021 and 2020: $nil).

The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $26,235,194 as at December 31, 2022 (as at December 31, 2021 and 2020: $52,007,175 and $13,406,320, respectively). The Company minimizes its risk to cash and cash equivalents and restricted cash by maintaining the majority of its balances with Canadian Chartered Banks.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

6.	CASH AND CASH EQUIVALENTS

	December 31, 2022	December 31, 2021	December 31, 2020
Cash held in:
United States dollars	$24,415,416	$49,745,012	$11,631,843
Canadian dollars	627,543	963,340	809,429
Euros	748,639	829,015	494,588
	$25,791,598	$51,537,367	$12,935,860

7.	ACCOUNTS RECEIVABLE

	December 31, 2022	December 31, 2021	December 31, 2020
Trade accounts receivable	$1,851,175	$720,332	$322,201
Other accounts receivable	134,223	111,605	116,905
Income tax receivable	518,558	537,518	547,951
	$2,503,956	$1,369,455	$987,057

8.	FINANCE LEASE RECEIVABLE

The Company entered into a sublease agreement which has been recognized as a finance lease receivable. Finance lease receivables are presented in the statement of financial position as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Current	$-	$43,543	$95,849
Non-current	-	-	42,841
	$-	$43,543	$138,690

9.	INVENTORY AND RESEARCH AND DEVELOPMENT SUPPLIES

	December 31, 2022	December 31, 2021	December 31, 2020
Raw materials	$848,764	$1,381,021	$694,043
Work in progress	-	23,855	-
Finished goods	237,274	75,201	145,429
	$1,086,038	$1,480,077	$839,472

Research and development supplies	$-	$-	$167,378

During the years ended December 31, 2022, 2021 and 2020 the Company did not write down any inventory. During the year ended December 31, 2022, $773,834 of inventory was expensed in cost of goods sold (years ended December 31, 2021 and 2020: $555,697 and $446,239, respectively).

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

10.	PREPAID EXPENSES AND OTHER ASSETS

	December 31, 2022	December 31, 2021	December 31, 2020
Prepaid insurance	$193,226	$537,022	$367,969
Deposits on rental agreements	68,060	103,688	128,680
Retainers for professional services	23,000	32,491	23,000
Other prepaid expenses and other assets	118,963	114,533	185,822
	$403,249	$787,734	$705,471

11.	RESTRICTED CASH

	December 31, 2022	December 31, 2021	December 31, 2020
Restricted cash	$443,595	$469,808	$470,460

Restricted cash represents $600,000 CAD security held by a Canadian Chartered Bank as a guarantee for the Company’s same day electronic processing facility and corporate credit card facility.

12.	RIGHT OF USE ASSET

COST	Total
Balance at January 1, 2020	$1,057,333
Addition and lease modification	478,281
Balance as at December 31, 2020 and 2021	$1,535,614
Lease modification	89,932
Balance as at December 31, 2022	$1,625,546

ACCUMULATED DEPRECIATION
Balance at January 1, 2020	$336,860
Depreciation for the year	368,203
Balance at December 31, 2020	$705,063
Depreciation for the year	374,212
Balance as at December 31, 2021	$1,079,275
Depreciation for the year	204,662
Balance as at December 31, 2022	$1,283,937

NET BOOK VALUE
As at December 31, 2020	$830,551
As at December 31, 2021	$456,339
As at December 31, 2022	$341,609

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

12.	RIGHT OF USE ASSET (continued)

The Company’s right-of-use asset relates to the lease of buildings.

The Company entered into an agreement for office space in September 2014 in Richmond, Canada. The agreement did not contain any contingent rent clauses, purchase options or escalation clauses. The term of the lease was 36 months commencing on October 1, 2014. The lease contained an option to renew for an additional 36 months. In February 2017, the Company renewed the lease and added additional office premises. The term of the combined lease was 60 months commencing June 1, 2017. The amended agreement does not contain any contingent rent clauses, purchase options or escalation clauses. The Company entered into a sublease agreement for a portion of office space in September 2019. The term for the sublease agreement was 32 months commencing on October 7, 2019 (see Note 8). The Company terminated the lease and sublease on their expiration on May 31, 2022.

The Company entered into an agreement for office space in September 2014 in Minneapolis, United States. The agreement did not contain any contingent rent clauses, purchase options or escalation clauses. The original term of the lease was 66 months commencing on September 1, 2014. Additional office space was added in July 2015. The term of the combined lease was 69 months commencing on July 1, 2015. In August 2019, the Company renewed the lease for an additional 36 months commencing June 1, 2020.

The Company entered into an agreement for office space in December 2016 in Richmond, Canada. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease was 24 months commencing on December 19, 2016. In December 2018, the Company renewed the lease for another 24 months commencing on December 19, 2018. In October 2020, the Company renewed the lease for another 24 months commencing on December 19, 2020. In August 2022, the Company renewed the lease for another 24 months commencing on December 19, 2022.

The Company entered into an agreement for office space in June 2018 in Richmond, Canada. The agreement does not contain any contingent rent clauses, purchase options or escalation clauses. The term of the lease was 36 months commencing on August 1, 2018. The lease contains an option to renew for an additional 24 months. In June 2020, the Company renewed the lease for an additional 36 months commencing August 1, 2021.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

13.	PROPERTY AND EQUIPMENT

	Leasehold improvements	Production & development equipment	Computer hardware	Computer software	Office equipment	Total
COST
Balance as at January 1, 2020	$169,938	$1,692,127	$543,922	$693,404	$316,085	$3,415,476
Additions during the year	-	202,329	106,149	33,289	-	341,767
Disposals during the year	-	(88,285)	-	-	-	(88,285)
Balance at December 31, 2020	$169,938	$1,806,171	$650,071	$726,693	$316,085	$3,668,958

Additions during the year	-	110,987	-	53,094	-	164,081
Disposals during the year	-	(40,661)	-	-	-	(40,661)
Write downs for obsolescence	(111,390)	(1,799,123)	-	-	-	(1,910,513)
Balance as at December 31, 2021	$58,548	$77,374	$650,071	$779,787	$316,085	$1,881,865

Additions during the year	-	52,467	-	-	-	52,467
Balance as at December 31, 2022	$58,548	$129,841	$650,071	$779,787	$316,085	$1,934,332

ACCUMULATED DEPRECIATION
Balance at January 1, 2020	$107,987	$1,133,370	$466,587	$686,443	$253,116	$2,647,503
Depreciation for the year	25,636	184,973	33,815	37,477	12,593	294,494
Disposals during the year	-	(76,319)	-	-	-	(76,319)
Balance at December 31, 2020	$133,623	$1,242,024	$500,402	$723,920	$265,709	$2,865,678

Depreciation for the year	12,818	85,415	44,900	36,424	10,076	189,633
Disposals during the year	-	(38,596)	-	-	-	(38,596)
Write downs for obsolescence	(87,893)	(1,228,998)	-	-	-	(1,316,891)
Balance at December 31, 2021	$58,548	$59,845	$545,302	$760,344	$275,785	$1,699,824

Depreciation for the year	-	14,336	31,433	19,443	8,060	73,272
Balance at December 31, 2022	$58,548	$74,181	$576,735	$779,787	$283,845	$1,773,096

CARRYING AMOUNTS
As at December 31, 2020	$36,315	$564,147	$149,669	$2,773	$50,376	$803,280
As at December 31, 2021	$-	$17,529	$104,769	$19,443	$40,300	$182,041
As at December 31, 2022	$-	$55,660	$73,336	$-	$32,240	$161,236

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2022	December 31, 2021	December 31, 2020
Trade payables	$2,182,999	$1,434,357	$3,705,626
Accrued liabilities	2,223,358	2,113,594	1,421,433
Accrued vacation	383,275	293,553	335,681
Other accounts payable	688,594	278,041	535,124
Share appreciation rights liability	4,371,851	509,618	59,036
Collaboration, license, and settlement agreements provision	-	-	1,186,600
	$9,850,077	$4,629,163	$7,243,500

15.	LEASE LIABILITY

Total
Balance at January 1, 2020	$904,879
Addition and lease modification	478,280
Interest expense	106,843
Lease payments	(550,211)
Balance at December 31, 2020	$939,791
Interest expense	97,337
Lease payments	(491,331)
Balance at December 31, 2021	$545,797
Lease modification	89,932
Interest expense	64,229
Lease payments	(336,555)
Balance at December 31, 2022	$363,403

Presented on the consolidated statements of financial position as:

	December 31, 2022	December 31, 2021	December 31, 2020
Lease Liability, current	$219,522	$273,145	$342,910
Lease Liability, non-current	$143,881	$272,652	$596,881

The maturity analysis of the undiscounted contractual balances of of the lease liabilities is as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
In one year or less	$264,360	$364,672	$484,782
In more than one year, but not more than five years	$158,269	$309,029	$664,848

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

16.	DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE

(a)	2019 Convertible Notes

On May 16, 2019, the Company completed a private placement of (i) 15% original issue discount convertible notes (“2019 Notes”) with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 13,398 Common Shares of the Company at a price of $128.75 per Common Share, for gross proceeds to the Company of $1,725,000.

The 2019 Notes have the following key terms:

•	For the first year after the closing date, interest at a rate of 8% of which 5% is payable in cash on or about May 17, 2020 (when the existing 2017 Notes issued by the Company mature). The remainder is deferred and will be due on maturity of the 2019 Notes.

•	After the first year and until maturity, interest at a rate of 10% of which 7% is payable in cash at the end of May and November each year. The remainder is deferred and will be due on maturity of the 2019 Notes.

•	The 2019 Notes were issued at an original discount of $1.725 million. A separate subscription for Common Shares of the Company by the holder of the 2019 Notes was made for this amount (at market price) concurrent with the issuance of the 2019 Notes.

•	The Company has a prepayment option whereby it may voluntarily prepay the 2019 Notes prior to maturity. Prepayment penalties of 3% (if prepaid prior to the 1st anniversary of issuance), 2% (if prepaid between the 1st and 2nd anniversaries of issuance) and 1% (if prepaid after the 2nd anniversary) apply.

•	The 2019 Notes are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own > 19.99% of the total outstanding Common Shares of the Company as a result of the conversion). The conversion price fluctuates from $187.50 per common share (prior to the 2nd anniversary of issuance) to $212.50 between the 2nd and 3rd anniversaries of issuance to $242.50 after the 3rd anniversary of issuance. The conversion price would also be altered subject to certain anti-dilution provisions.

The 2019 Notes contain two embedded derivatives: the conversion option and the prepayment option. The Company has elected to measure the 2019 Notes at FVTPL. The fair values of the 2019 Notes were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.

On March 23, 2022, the 2019 Notes were extinguished as the Company issued restated senior secured convertible notes (“2022 Notes”) with a principal amount of $13 million to consolidate the 2019 Notes and 2020 senior secured convertible notes (“2020 Notes”) (see Note 16(c)).

(b)	2020 Convertible Notes

On May 28, 2020, the Company issued 2020 Notes with a principal amount of $5 million, convertible at $70.38 per Common Share for 71,042 Common Shares and 102,958 Warrants (“May 2020 Warrants”) exercisable at $65.85 per 2020 Warrant with a 4-year term.

The 2020 Notes have the following key terms:

•	The 2020 Notes will bear interest at the rate of 8% computed on the basis of a 360-day year and twelve 30-day months and shall be payable in additional 2020 Notes on the date that is six-months after issuance and on each six-month period thereafter up to, and including, the maturity date.

•	The 2020 Notes will have a maturity date of 48 months after issuance with the holder’s option for early redemption at 24 months.

•	Change of control redemption option with option premia of 125% in the first year, 115% in the second year, 105% in the third year, and 100% thereafter.

•	The 2020 Notes are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own greater than 9.99% of the total outstanding Common Shares of the Company as a result of the conversion).

•	The conversion option caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed of fixed test under IAS 32- Financial instruments – presentation.

The 2020 Notes contain three embedded derivatives: change in control redemption option, the early redemption option and the conversion option, but will not be separated from the host debt instrument and the entire hybrid contract will be designated as at fair value through profit or loss. The fair values of the 2020 Notes and 2020 Warrants were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $6,449,634 which exceeded the transaction price giving rise to a loss of $3,511,670. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

16.	DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(b)	2020 Convertible Notes (continued)

On March 23, 2022, the 2020 Notes were extinguished as the Company issued 2022 Notes with a principal amount of $13 million to consolidate the 2019 Notes and 2020 Notes (see Note 16(c)).

(c)	2022 Convertible Notes

On March 23, 2022 the Company issued 2022 Notes with a principal amount of $13 million to consolidate the 2019 Notes and 2020 Notes.

The 2022 Notes have the following key terms:

•	The 2022 Notes will bear interest at the rate of 9% per annum, compounded quarterly, of which 4% is paid semi-annually, and 5% is added to the principal.

•	The 2022 Notes will have a maturity date of December 31, 2025.

•	The 2022 convertible note is convertible into Common Shares at a price of $25.00 per Common Share (however, the holder may not own greater than 9.99% of the total outstanding Common Shares of the Company as a result of the conversion).

•	The conversion option caused the number of shares to be issued upon exercise to be fixed, and therefore meets the fixed for fixed test under IAS 32- Financial instruments – presentation.

•	The Company can prepay any portion of the principal amount (and any related interest accrued on the principal being prepaid) at any time prior to the maturity date, provided that they pay the following penalties:

-	3% of the principal if the prepayment is made within one year of the closing of the 2022 convertible note

-	2% of the principal if the prepayment is made between the first and second years from the closing of the 2022 convertible note

-	1% of the principal if the prepayment is made after the second year from the closing of the 2022 convertible note

•	Upon prepayment, the Company will issue Common Share purchase warrants. The number of warrants issued is equal to the amount of the prepayment divided by the conversion price. Each warrant is exercisable into one Common Share and will have an exercise price equal to the conversion price and expire on the maturity date.

•	Upon a change in control event, the Company may be required to prepay the outstanding principal and interest.

The Company elected to measure the 2022 Notes initially at fair value and subsequently at amortized cost. The 2022 Notes contain two embedded derivatives: the change in control prepayment option and the prepayment option. The change in control prepayment option is not accounted for as a separate embedded derivative. The prepayment option is accounted for as a separate embedded derivative and is measured initially and subsequently at fair value through profit and loss.

The estimated fair value of the 2022 Notes on March 23, 2022 is $12,519,876. The estimated fair value relating to the equity conversion option, recognized in equity, is $974,136. The remaining balance of $11,545,740 has been recognized as liability.

The fair values of 2019 Notes, 2020 Notes and 2022 Notes on March 23, 2022 were calculated based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at March 23, 2022 are summarized below:

Valuation Date	2019 Notes	2020 Notes	2022 Notes
Price of Common Shares	$0.41	$0.41	$0.41
Dividend Yield	0%	0%	0%
Historical volatility of Common Shares	77.54%	89.25%	95.21%
Historical volatility of index	12.83%	22.97%	19.89%
Volatility input	45.19%	56.11%	57.55%
Risk-free rate	1.90%	2.34%	2.39%
Credit spread	10.41%	7.97%	9.36%

The recognition of the 2022 Notes and extinguishment of the 2019 Notes and 2020 Notes resulted in a realized loss of $1,881,651.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

16.	DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d)	Warrants and Convertible Notes Model

The 2019 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at December 31, 2021 are summarized below:

Valuation Date	December 31, 2021	December 31, 2020
Price of Common Shares	$0.47	$0.95
Dividend Yield	0%	0%
Historical volatility of Common Shares	93.47%	103.42%
Historical volatility of index	13.44%	23.11%
Volatility input	53.45%	63.26%
Risk-free rate	0.67%	0.19%
Credit spread	14.89%	18.18%

The 2020 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at December 31, 2021 are summarized below:

Valuation Date	December 31, 2021	December 31, 2020
Price of Common Shares	$0.47	$0.95
Dividend Yield	0%	0%
Historical volatility of Common Shares	91.91%	116.72%
Historical volatility of index	21.86%	20.74%
Volatility input	56.89%	68.73%
Risk-free rate	1.02%	0.26%
Credit spread	11.13%	14.42%

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

16.	DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d)	Warrants and Convertible Notes Model (continued)

2019 Convertible Notes
Balance, convertible notes January 1, 2020	$9,265,480
Re-payment of convertible note July 23 conversion	(3,613,341)
Re-payment of convertible note August 17 conversion	(1,263,884)
Fair value adjustment, Repayment warrants	(161,720)
Fair value adjustment, unrealized loss	39,730
Fair value adjustment, realized loss	636,154
Fair value adjustment, unrealized loss due to changes in credit spread	1,292,938
Balance, convertible notes December 31, 2020	$6,195,357
Fair value adjustment, unrealized loss	104,038
Fair value adjustment, unrealized loss due to changes in credit spread	288,034
Balance, convertible notes December 31, 2021	$6,587,429
Fair value adjustment, unrealized loss	91,874
Fair value adjustment, realized loss	106,884
Fair value adjustment, unrealized loss due to changes in credit spread	282,009
Derecognition of convertible notes	(7,068,196)
Balance, convertible notes December 31, 2022	$-

Presented on the consolidated statements of financial position as:	December 31, 2022	December 31, 2021	December 31, 2020
2019 Convertible Notes, current	$-	$38,633	$1,090,561
2019 Convertible Notes, non-current	$-	$6,156,724	$8,174,919

2020 Convertible Notes
Fair value, May 26, 2020	6,449,634
Deferred loss	(3,511,670)
Amortization of deferred loss	516,938
Fair value adjustment, unrealized gain	(1,075,620)
Fair value adjustment, realized loss	37,525
Fair value adjustment, unrealized loss due to changes in credit spread	199,395
Balance, convertible notes December 31, 2020	$2,616,202
Amortization of deferred loss	877,916
Fair value adjustment, unrealized gain	(18,134)
Fair value adjustment, realized loss	3,062
Fair value adjustment, unrealized gain due to changes in credit spread	(18,726)
Balance, convertible notes December 31, 2021	$3,460,320
Amortization of deferred loss	216,473
Fair value adjustment, unrealized loss	248,836
Fair value adjustment, realized gain	(142,713)
Fair value adjustment, unrealized gain due to changes in credit spread	(65,071)
Derecognition of convertible notes	(3,717,845)
Balance, convertible notes December 31, 2022	$-

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

16.	DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d) Warrants and Convertible Notes Model (continued)

The carrying amounts for the 2020 derivative warrant liability from financing are as follows:

January 2020 Warrants
Inception of the January 2020 Warrants (see Note 18(e))	6,145,620
Deferred loss	(223,791)
January 31 exercise 1,241,490 pre-funded warrants	(3,885,746)
Fair value adjustment, January 31 realized gain	(422,102)
Derecognition of deferred loss	93,813
May 28 exercise 1,185,000 Series A; 991,940 Series B	(969,133)
Fair value adjustment, May 28 realized loss	957,847
Derecognition of deferred loss	76,473
Amortization of deferred loss	63,064
Fair value adjustment, unrealized gain	(1,824,698)
Balance, December 31, 2020	$11,347
Amortization of deferred loss	20,504
Fair value adjustment, unrealized gain	(1,616)
Balance, December 31, 2021	$30,235
Amortization of deferred loss	20,504
Fair value adjustment, unrealized gain	(274)
Balance, December 31, 2022	$50,465
Number of warrants outstanding as of December 31, 2022	10,000

May 2020 Warrants
Inception of the May 2020 Warrants (see Note 18(e))	4,526,732
Deferred loss	(2,464,696)
July 23 exercise 1,424,049 warrants	(2,082,598)
August 17 exercise of 501,000 warrants	(565,221)
Derecognition of deferred loss	1,843,332
Amortization of deferred loss	126,997
Fair value adjustment, unrealized gain	(1,641,185)
Balance, December 31, 2020	$(256,639)
Amortization of deferred loss	141,414
Fair value adjustment, unrealized gain	(231,862)
Balance, December 31, 2021	$(347,087)
Amortization of deferred loss	141,414
Fair value adjustment, unrealized gain	(4,992)
Balance, December 31, 2022	$(210,665)
Number of warrants outstanding as of December 31, 2022	25,956

June 2020 Warrants
Inception of the June 2020 Warrants (see Note 18(e))	2,404,957
Deferred loss	(448,877)
Amortization of deferred loss	121,751
Fair value adjustment, unrealized gain	(2,127,007)
Balance, December 31, 2020	$(49,176)
Amortization of deferred loss	180,220
Fair value adjustment, unrealized gain	(235,947)
Balance, December 31, 2021	$(104,903)
Amortization of deferred loss	49,002
Fair value adjustment, unrealized gain	(39,782)
Balance, December 31, 2022	$(95,683)
Number of warrants outstanding as of December 31, 2022	116,489

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

16.	DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d) Warrants and Convertible Notes Model (continued)

August 2020 Warrants
Inception of the August 2020 Warrants (see Note 18(e))	3,511,115
Deferred loss	(3,167,758)
Amortization of deferred loss	611,854
Fair value adjustment, unrealized gain	(3,150,303)
Balance, December 31, 2020	$(2,195,092)
February 12 exercise of 125,000 warrants	(80,856)
Derecognition of deferred loss	87,118
Fair value adjustment, February 12 realized gain	(48,244)
Amortization of deferred loss	1,250,393
Fair value adjustment, unrealized gain	(177,403)
Balance, December 31, 2021	$(1,164,084)
Amortization of deferred loss	406,408
Fair value adjustment, unrealized gain	(50,705)
Balance, December 31, 2022	$(808,381)
Number of warrants outstanding as of December 31, 2022	130,977

December 2020 Warrants
Inception of the December 2020 Warrants (see Note 18(e))	2,051,657
Deferred loss	(1,278,414)
Amortization of deferred loss	40,279
Fair value adjustment, unrealized loss	370,769
Balance, December 31, 2020	$1,184,291
February 12 exercise of 1,828,479 warrants	(2,545,349)
Derecognition of deferred loss	341,242
Fair value adjustment, February 12 realized loss	1,943,274
Amortization of deferred loss	401,539
Fair value adjustment, unrealized gain	(1,375,260)
Balance, December 31, 2021	$(50,263)
Amortization of deferred loss	165,231
Fair value adjustment, unrealized gain	(96,392)
Balance, December 31, 2022	$18,576
Number of warrants outstanding as of December 31, 2022	176,090

2020 Repayment Warrants
Inception of the 2020 Repayment Warrants (see Note 18(e))	161,720
Fair value adjustment, unrealized gain	(152,272)
Balance, December 31, 2020	$9,448
Fair value adjustment, unrealized gain	(9,374)
Balance, December 31, 2021	$74
Fair value adjustment, unrealized gain	(74)
Balance, December 31, 2022	$-
Number of warrants outstanding as of December 31, 2022	26,011

2020 Settlement Warrants
Inception of the 2020 Settlement Warrants (see Note 18(e))	807,977
Fair value adjustment, unrealized gain	(606,304)
Balance, December 31, 2021	$201,673
Fair value adjustment, unrealized gain	(197,134)
Balance, December 31, 2022	$4,539
Fair value adjustment, unrealized gain	(2,037)
Balance, December 31, 2022	$2,502
Number of warrants outstanding as of December 31, 2022	19,996

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

16.	DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d)	Warrants and Convertible Notes Model (continued)

The following table lists 2020 Convertible notes and warrants and derivative warrant liabilities outstanding as at December 31, 2022, 2021 and 2020:

	December 31, 2022	December 31, 2021	December 31, 2020
Convertible notes – 2020 Convertible notes	$-	$3,460,320	$2,616,202
Derivative liability – 2020 January warrants	50,465	30,235	11,347
Derivative liability – 2020 May warrants	(210,665)	(347,087)	(256,639)
Derivative liability – 2020 June warrants	(95,683)	(104,903)	(49,176)
Derivative liability – 2020 August warrants	(808,381)	(1,164,084)	(2,195,092)
Derivative liability – 2020 December warrants	18,576	(50,263)	1,184,291
Derivative liability – 2020 Repayment warrants	-	74	9,448
Derivative liability – 2020 Settlement warrants	2,502	4,539	201,673
	$(1,043,186)	$1,828,831	$1,522,054

Presented on the consolidated statements of financial position as:

	December 31, 2022	December 31, 2021	December 31, 2020
Deferred loss on 2020 derivative warrant liabilities	$1,401,110	$4,300,484	$7,595,093
2020 Convertible notes, warrants and derivative liabilities, current	$-	$40,587	$37,525
2020 Convertible notes, warrants and derivative liabilities, non-current	$357,924	$6,088,728	$9,079,622

The carrying amounts for the 2021 derivative warrant liability from financing are as follows:

February 2021 Warrants
Inception of the February 2021 Warrants (see Note 18(e))	$15,666,819
Deferred loss	(15,666,819)
Amortization of deferred loss	5,768,343
Fair value adjustment, unrealized gain	(15,261,310)
Balance, December 31, 2021	$(9,492,967)
Amortization of deferred loss	3,301,754
Fair value adjustment, unrealized gain	(361,892)
Balance, December 31, 2022	$(6,553,105)
Number of warrants outstanding as of December 31, 2022	719,998

Presented on the consolidated statements of financial position as:

	December 31, 2022	December 31, 2021
Deferred loss on 2021 derivative warrant liabilities	$6,596,721	$9,898,475
2021 Derivative warrant liabilities	$43,616	$405,508

2022 Convertible Notes
Fair value, March 23, 2022	$11,545,740
Interest expense	1,142,372
Payments	(413,045)
Balance, 2022 Convertible notes December 31, 2022	$12,275,067

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

17.	INCOME TAXES

The relationship between the expected tax expense based on the combined federal and provincial income tax rate in Canada and the reported tax expense in the consolidated statement of comprehensive income can be reconciled as follows:

	For the years ended December 31,
	2022	2021	2020
Loss before income taxes	$(41,179,680)	$(24,802,377)	$(29,219,098)
Statutory tax rate	27.00%	27.00%	27.00%
Recovery of income taxes based on the combined Canadian
federal and provincial statutory rates	(11,118,514)	(6,696,642)	(7,889,156)
Share-based remuneration	1,093,923	1,427,170	1,324,569
Unrealized gain on derivatives	(150,160)	(4,210,616)	(2,320,685)
Other permanent differences	3,301,125	1,461,840	(250,111)
Unrecognized deferred tax benefits	6,258,421	7,458,431	8,061,195
Difference in tax rates between foreign jurisdictions and Canada	639,943	646,509	550,131
Income tax (recovery)/ expense	$24,738	$86,692	$(524,057)

The significant increase in other permanent differences is due to the amortization of deferred loss on the 2020 and 2021 Financings.

The components of income tax expense are shown in the following table:

	For the years ended December 31,
	2022	2021	2020
Current tax	$24,738	$86,692	$(524,057)
Deferred tax	-	-	-
Income tax expense	$24,738	$86,692	$(524,057)

Recognized deferred tax assets and liabilities consist of the following:

	For the years ended December 31,
	2022	2021	2020
Investment tax credits	$464,888	$464,888	$464,888
Capital assets	3,151	3,376	4,287
Lease liability	92,235	123,211	224,249
Recognized deferred tax assets	$560,274	$591,475	$693,424
Set off of tax	$(560,274)	$(591,475)	$(693,424)

Investment tax credits	$(464,888)	$(464,888)	$(464,888)
Capital assets	(3,151)	(3,376)	(4,287)
Right of use asset	(92,235)	(123,211)	(224,249)
Recognized deferred tax liabilities	$(560,274)	$(591,475)	$(693,424)
Set off of tax	$560,274	$591,475	$693,424

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

17.	INCOME TAXES (continued)

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for recognition of the deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asst is recognized consist of the following amounts:

	For the years ended December 31,
	2022	2021	2020
Deductible temporary differences	$19,387,635	$17,281,466	$10,616,227
Unused tax credits	2,416,825	2,416,825	2,416,825
Tax losses	364,078,792	342,742,914	318,477,703
	$385,883,252	$362,441,205	$331,510,755

Unused tax losses for the Company and their expiry dates are as follows: There also losses in Israel and the US which are not subject to expiration.

Expiration Date	Amount
2023	6,038,836
2024	6,906,649
2025	18,105,259
2026	32,396,580
2027	135,245,992
2028	33,339,203
2029	15,799,773
2030	22,792,671
2031	17,241,035
2032	8,847,714

US losses	$20,598,360
Israel losses	$46,766,718
$364,078,790
18.	SHARE CAPITAL

All Common Shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings. All Preferred Shares have no voting rights at shareholders’ meetings but on liquidation, winding-up or other distribution of the Company’s assets are entitled to participate in priority to Common Shares. There are no Preferred Shares issued and outstanding.

(a)	Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value.

The Company may issue its Preferred Shares from time to time in one or more series. The terms of each series of Preferred Shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all Preferred Shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

All share and per share amounts are net of share issuance costs and have been adjusted to retroactively reflect the impact of the September 18, 2018 reverse stock split on a 1 for 100 basis, the June 25, 2019 reverse stock split on a 1 for 10 basis and the April 29, 2022 reverse stock split on a 1 for 25 basis.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

18.	SHARE CAPITAL (continued)

(a)	Authorized (continued)

	Common Shares		Contributed
	Number	Amount	Surplus
Balance, January 1, 2020	348,271	$328,460,681	$29,766,225
Common Shares issued from public offerings Series A (i)	47,400	4,111,950	-
Common Shares issued from exercise of Series B Pre-funded warrants (ii)	49,660	3,885,746	-
Transaction costs for both Series A and Series B	-	(462,880)	-
Broker warrants (See Note 18 (f))	-	(82,597)	82,597
Common Shares issued from Warrant conversion (iii)	26,917	969,133	-
Common Shares issued from conversion of 2017 Notes (iv)	20,001	1,293,093	-
Common Shares issued from public offering (v)	155,321	9,591,099	-
Transaction costs for public offering	-	(1,215,274)	-
Broker warrants (See Note 18 (f))	-	(162,467)	162,467
Common Shares issued from public offering (vi)	181,311	12,238,484	-
Transaction costs for public offering	-	(1,057,302)	-
Broker warrants (See Note 18 (f))	-	(242,989)	242,989
Common Shares issued from Warrant conversion (vii)	77,002	7,718,346	-
Common Shares issued from public offering (viii)	249,232	5,333,567	-
Transaction costs for public offering	-	(659,410)	-
Broker warrants (See Note 18 (f))	-	(96,114)	96,114
Common Shares issued from exercise of restricted share units (ix)	2,039	151,938	(151,938)
Common Shares issued from exercise of stock options	3	379	(174)
Share-based payments	-	-	4,846,776
Balance, December 31, 2020	1,157,157	$369,775,383	$35,045,056
Common Shares issued from public offering (x)	1,440,000	72,000,000	-
Transaction costs for public offering	-	(5,131,089)	-
Broker warrants (See Note 18 (f))	-	(1,898,959)	1,898,959
Common Shares issued from warrant conversion (xi)	5,000	417,092	-
Common Shares issued from warrant conversion (xii)	73,139	3,287,736	-
Common Shares issued from exercise of restricted share units (xiii)	30,893	1,423,294	(1,423,294)
Share-based payments	-	-	4,835,231
Balance, December 31, 2021	2,706,189	$439,873,457	$40,355,952
Issue of 2022 Convertible notes (See Note 16 (c))	-	-	974,136
Common Shares issued from vesting of restricted share units (xiv)	45,767	1,484,673	(1,484,673)
Common Shares issued from exercise of stock options (xiv)	1,125	11,004	(4,436)
Share-based payments	-	-	4,051,566
Balance, December 31, 2022	2,753,081	$441,369,134	$43,892,545

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

18.	SHARE CAPITAL (continued)

(a)	Authorized (continued)

(i)	On January 6, 2020, the Company completed a registered direct offering of an aggregate of 47,400 Series A Units and 49,660 Series B units at a price of $103.38 per Series A Unit and $103.38 per Series B Unit for aggregate gross proceeds to the Company of $10,035,474, less $1,078,040 in underwriting commission, a $82,597 fair value charge for 6,309 Broker Warrants issued (see Note 18(e)) and $10,000 in other share issuance costs, of which $359,638 has been capitalized and $810,999 has been expensed through the income statement.

(ii)	Between January 6, 2020 and March 31, 2020, 49,660 Common Shares were issued on the conversion of Series B Pre-funded warrants from the January 6, 2020 registered direct offering

(iii)	On May 28, 2020, the Company issued 26,917 Exchange Shares for the surrender and cancellation of 87,060 January 2020 warrants outstanding on the basis of approximately 0.3092 of an Exchange Share for each warrant.

(iv)	On May 26, 2020, 20,001 Common Shares were issued on the conversion of $1,016,000 of aggregate principal amount of 2017 Notes. The fair value of 2017 Notes related to this conversion was derecognized at the date of exercise.

(v)	On June 16, 2020, the Company completed a registered direct offering of an aggregate 155,321 units (the “Units”) at a price of $74.325 per unit for aggregate gross proceeds to the Company of $11,544,266 less $923,774 in underwriting commission, a $505,268 fair value charge for Compensation Warrants “2020 Compensation Warrants” (see Note 18(e)), and $260,872 in other share issuance costs, of which $1,442,062 has been capitalized and $247,852 has been expensed through the income statement.

(vi)	On August 12, 2020 the Company completed a registered direct offering of an aggregate 181,311 Common Shares at a price of $69.375 per Common Share for aggregate gross proceeds to the Company of $12,578,442 less $1,006,547 in underwriting commission, a $242,989 fair value charge for Compensation Warrants “2020 Compensation Warrants” (see Note 18(f)), and $238,718 in other share issuance costs, of which $1,190,370 has been capitalized and $297,884 has been expensed through the income statement.

(vii)	On July 23, 2020 and August 12, 2020, 77,002 Commons Shares were issued on the conversion of May 2020 warrants. Using the proceeds of $4,877,225, the Company has prepaid a portion of the 2019 Convertible Note.

(viii)	On December 8, 2020 the Company completed a registered direct offering of an aggregate 249,232 Common Shares at a price of $24.5025 per Common Share for aggregate gross proceeds to the Company of $6,106,810 less $488,545 in underwriting commission, a $96,114 fair value charge for Compensation Warrants “2020 Compensation Warrants” (see Note 18(e)) and $178,968 in other share issuance costs and, of which $555,139 has been capitalized and $208,488 has been expensed through the income statement.

(ix)	During the year ended December 31, 2020, 2,039 Common Shares were issued for the exercise of RSUs.

(x)	On February 12, 2021, the Company completed a registered direct offering of an aggregate 1,440,000 units at a price of $50.00 per unit for aggregate gross proceeds to the Company of $72,000,000 less $5,760,000 in underwriting commission, a $1,898,959 fair value charge for compensation warrants, and $917,900 in other share issuance costs, of which $7,030,048 has been capitalized and $1,546,811 has been expensed through the income statement.

(xi)	Between January 1, 2021 and March 31, 2021, 5,000 Common Shares were issued on the exercise of warrants in connection with the August 2020 Financing.

(xii)	Between January 1, 2021 and March 31, 2021, 73,139 Common Shares were issued on the exercise of warrants in connection with the December 2020 Financing.

(xiii)	During the year ended December 31, 2021, 30,893 Common Shares were issued for the vesting of RSUs.

(xiv)	During the year ended December 31, 2022, 46,892 Common Shares were issued for the vesting of RSUs and exercise of stock options.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

18.	SHARE CAPITAL (continued)

(b)	Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase Common Shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 4, 2018, at the Annual General Meeting (“AGM”), the board of directors and shareholders of the Company approved an amendment to the Company’s incentive stock option plan to increase the number of options available for grant under the plan to 15% of the number of Common Shares of the Company outstanding at any time.

Options under the Company’s stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees, and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the Common Shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The following table summarizes stock option activity for the respective years as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)
Options outstanding, January 1, 2020	42,016	$445.65	7.09
Options exercisable, January 1, 2020	15,949	$750.00	6.98
Granted	99,804	62.02
Exercised	(2)	102.50
Cancelled/Forfeited	(18,716)	547.38
Expired	(44)	70,381.00
Options outstanding, December 31, 2020	123,058	$95.04	7.19
Options exercisable, December 31, 2020	43,267	$134.46	6.93
Granted	239,722	$27.33
Cancelled/Forfeited	(78,671)	$82.41
Options outstanding, December 31, 2021	284,109	$41.32	7.25
Options exercisable, December 31, 2021	75,127	$69.43	6.90
Granted	91,150	$5.92
Exercised	(1,125)	$5.84
Cancelled/Forfeited	(20,308)	$88.99
Expired	(5)	$35,055.00
Options outstanding, December 31, 2022	353,821	$29.09	6.57
Options exercisable, December 31, 2022	147,259	$39.02	6.33

The following table lists the options outstanding as at December 31, 2022 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$5.84	69,400	7.43	17,356	7.43
$5.95	5,250	7.43	1,315	7.43
$6.50	10,250	7.72	2,563	7.72
$15.00	66,760	6.96	26,721	6.96
$18.00	4,440	6.92	1,110	6.92
$21.00	22,040	6.63	5,510	6.63
$34.50	117,400	6.21	47,596	6.21
$34.51 - $15,750	58,281	5.53	45,088	5.49
	353,821		147,259

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

18.	SHARE CAPITAL (continued)

(b)	Stock Options (continued)

The following table lists the options outstanding as at December 31, 2021 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$15.00	68,402	7.96	13,597	7.96
$18.00	5,280	7.92	-	-
$21.00	22,040	7.62	-	-
$34.50	121,610	7.21	24,792	7.21
$34.51 - $37,596.25	66,777	6.42	36,738	6.31
	284,109		75,127

The following table lists the options outstanding as at December 31, 2020 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$52.75	19,475	7.73	5,525	7.73
$52.76 - $37,292.25	103,583	7.09	37,742	6.82
	123,058		43,267

During the year ended December 31, 2022, the Company recorded $2,203,244 as compensation expense for share-based compensation awarded to eligible optionees (years ended December 31, 2021 and 2020: $2,426,971 and $3,873,557, respectively). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2022	2021	2020
Weighted average fair value	$3.99	$20.46	$49.65
Weighted average exercise price	$5.91	$27.33	$62.02
Weighted average share price at grant	$5.91	$27.33	$62.02
Dividend yield	nil	nil	nil
Volatility	113%	117%	124%
Risk-free interest rate	1.32%	0.91%	0.94%
Expected life	4 years	4 years	4 years
Forfeiture rate	11%	7%	7%

(c)	Restricted share units

The Company adopted a Restricted Share Unit (“RSU”) Plan which provides for RSUs to be awarded to directors, officers, employees and service providers. The maximum number of Common Shares authorized and reserved for issuance under the RSU Plan is equal to 5% of the issued and outstanding Common Shares of the Company. The shareholders of the Company approved the amended RSU Plan at the annual meeting of the shareholders on September 3, 2020, which falls within 12 months of the effective date of the RSU Plan.

The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company’s share price at the grant date by the number of RSUs granted and is recognized over the vesting period of the grant. The expense recognized for the year ended December 31, 2022, was $1,848,292 (years ended December 31, 2021 and 2020: $2,408,260 and $973,219, respectively). As of December 31, 2022, the total remaining unrecognized compensation cost related to RSUs amounted to approximately $429,028 which will be amortized over the remaining vesting periods.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

18.	SHARE CAPITAL (continued)

(c)	Restricted share units (continued)

RSU transactions are summarized as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value Per Share
Outstanding, January 1, 2020	6,118	$74.50
Granted	28,241	$68.00
Vested/Exercised	(2,040)	$21.25
Cancelled/Forfeited	(1,200)	$68.50
Outstanding, December 31, 2020	31,119	$69.08
Granted	116,000	$33.10
Vested/Exercised	(30,880)	$46.06
Cancelled/Forfeited	(10,083)	$45.19
Outstanding, December 31, 2021	106,156	$41.33
Granted	58,500	$6.03
Vested/Exercised	(45,773)	$32.42
Cancelled/Forfeited	(104)	$63.61
Outstanding, December 31, 2022	118,779	$31.44

(d)	Share appreciation rights

On September 22, 2020, the Company adopted a Share Appreciation Rights (“SAR”) Plan which provides for SARs to be awarded to directors, officers, employees and service providers. The granting of SARs is considered a cash-settled payment transaction. The fair value of the SAR is measured applying an option pricing model, taking into account the terms and conditions on which the SARs are granted. The liability of the SAR is measured initially at grant date and at the end of each reporting period until settled. The fair value of the SAR as of December 31, 2022, is $5,101,785 which will be recorded over the vesting period of the SAR. The Company recognized a $3,862,232 expense at December 31, 2022 (years ended December 31, 2021 and 2020: $450,583 and $59,036, respectively).

SAR transactions are summarized as follows:

	Number of SARs	Weighted Average Grant Date Fair Value Per Share
Outstanding, January 1, 2020	-	-
Granted	72,471	$4.63
Outstanding, December 31, 2020	72,471	$4.63
Granted	224,000	$34.02
Cancelled	(72,471)	$4.63
Outstanding, December 31, 2021	224,000	$34.02
Granted	99,000	$5.84
Outstanding, December 31, 2022	323,000	$25.38

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

18.	SHARE CAPITAL (continued)

(e)	Warrants

On January 6, 2020, the Company completed a registered direct offering of an aggregate of 47,400 series A units (“Series A Units”) and 49,660 series B units (“Series B Units”): Series B Units at a price of $103.38 per Series A Unit and $103.38 per Series B Unit for aggregate gross proceeds to the Company of $10,053,474. Each Series A Unit consists of one Common Share of Neovasc and one warrant (“January 2020 Warrant”). Each January 2020 Warrant entitles the holder to acquire one Common Share of Neovasc at a price of $103.38 at any time prior to four years following the date of issuance. Each Series B Unit consists of one pre-funded warrant (“Pre-Funded Warrant”) of Neovasc and one January 2020 Warrant. Each Pre- Funded Warrant entitles the holder to acquire one Common Share of Neovasc at a price of $0.0025 at any time until the exercise in full of each Pre-Funded Warrant.

All Pre-Funded Warrants were exercised between January 6, 2020 and March 31, 2020. The January 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 – Financial instruments; presentation, the January 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $6,145,620 for the January 2020 Warrants and Pre-Funded Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.60%; b) expected life of 1 years; c) the price of the stock on the grant date of $86.75; d) expected volatility of 70%; and e) no expected dividend payments. The fair value on December 31, 2022 of $22 for the January 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 4.07%; b) expected life of 1 year; c) the price of the stock on December 31, 2022 of $15.80; d) expected volatility of 54.82%; and e) no expected dividend payments.

On May 28, 2020, the Company issued an aggregate of 26,917 shares (“Exchange Shares”) for the surrender and cancellation of 87,060 January 2020 Warrants outstanding on the basis of approximately 0.3092 of an Exchange Share for each warrant. Subsequent to the exchange, 10,000 January 2020 Warrants remain outstanding.

On May 26, 2020, the Company granted 102,958 warrants with an exercise price of $65.85 and term of 4 years (“May 2020 Warrants”). The May 2020 Warrants are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own greater than 9.99% of the total outstanding Common Shares of the Company as a result of the conversion). The May 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 – Financial instruments; presentation, the May 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $4,526,732 of the May 2020 Warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. On July 23, 2020, 56,962 May 2020 Warrants were exercised, and on August 17, 2020, 20,040 May 2020 Warrants were exercised, leaving 25,956 May 2020 Warrants remaining. The total exercise proceeds of $4,877,225, net of interest and prepayment penalty, has been applied to the principal of the 2019 Note. The fair value on December 31, 2022 of $797 for the May 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 4.07%; b) expected life of 1 year; c) the price of the stock on December 31, 2022 of $15.80; d) expected volatility of 54.82%; and e) no expected dividend payments.

On May 28, 2020 the Company entered into a settlement agreement to issue 20,000 settlement warrants (“2020 Settlement Warrants”). Each Settlement Warrant entitles the holder to purchase one Common Share in the capital of the Company at an exercise price of $65.85 per Settlement Warrant for a period of 4 years following issuance and are subject to transfer/leak-out restrictions, including volume and public float restrictions. The 2020 Settlement Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 – Financial instruments; presentation, the 2020 Settlement Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $807,977 of the 2020 Settlement Warrants were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy. The fair value on September 30, 2022 of $2,502 of the 2020 Settlement Warrants were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

18.	SHARE CAPITAL (continued)

(e)	Warrants (continued)

On June 16, 2020, the Company completed a registered direct offering of an aggregate 155,321 units (the “June 2020 Units”) at a price of $74.33 per unit for aggregate gross proceeds to the Company of $11,544,266 less $1,215,274 in underwriting commission, a $162,467 fair value charge for compensation warrants (“June 2020 Compensation Warrants”), and $278,482 in other share issuance costs. Each June 2020 Unit consists of one Common Share of the Company and three-quarters of one warrant (each whole warrant, a “June 2020 Warrant”) to purchase one Common Share issuing 116,491 June 2020 Warrants in total. Each June 2020 Warrant entitles the holder to acquire one Common Share of the Company at a price of $72.00 at any time prior to June 16, 2025. The June 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 – Financial instruments; presentation, the June 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $2,404,957 for the June 2020 Warrants was computed using the Black- Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $61.75; d) expected volatility of 70%; and e) no expected dividend payments. The fair value on December 31, 2022 of $2,222 for the June 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 4.07%; b) expected life of 1 year; c) the price of the stock on December 31, 2022 of $15.80; d) expected volatility of 54.82%; and e) no expected dividend payments.

On July 23, 2020, the Company issued repayment warrants (“July 2020 Repayment Warrants”) to purchase up to 19,271 Common Shares at current exercise price of $242.50 per Common Share at any time prior to July 23, 2025. The exercise price is adjusted as the conversion price of the 2019 Note is adjusted. The fair value at issuance date of $134,718 for the July 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.29%; b) expected life of 2 years; c) the price of the stock on the grant date of $63.50; d) expected volatility of 70%; and e) no expected dividend payments. The fair value on December 31, 2022 of $0.07 for the July 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 4.07%; b) expected life of 1 year; c) the price of the stock on December 31, 2022 of $15.80; d) expected volatility of 54.82%; and e) no expected dividend payments.

On August 12, 2020, the Company completed a registered direct offering of an aggregate 181,311 units (“August 2020 Units”) at a price of $69.38 per unit for aggregate gross proceeds to the Company of $12,578,442 less $1,057,302 in underwriting commission, a $242,989 fair value charge for Compensation Warrants (“August 2020 Compensation Warrants”), and $109,918 in other share issuance costs. Each August 2020 Unit consists of one Common Share of the Company and three-quarters of one warrant (each whole warrant, an “August 2020 Warrant”) issuing 135,983 August 2020 Warrants in total. Each August 2020 Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $67.25 per share at any time prior to August 12, 2025. The August 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 – Financial instruments; presentation, the August 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $3,511,115 for the August 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $67.50; d) expected volatility of 70%; and e) no expected dividend payments. 5,000 August 2020 Warrants have been exercised and there are 130,977 August 2020 Warrants outstanding at September 30, 2022. The fair value on December 31, 2022 of $3,602 for the August 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 4.07%; b) expected life of 1 year; c) the price of the stock on December 31, 2022 of $15.80; d) expected volatility of 54.82%; and e) no expected dividend payments.

On August 17, 2020, the Company issued repayment warrants (“August 2020 Repayment Warrants”), the July 2020 Repayment Warrants and the August 2020 Repayment Warrants collectively referred to as the “2020 Repayment Warrants”) to purchase up to 6,741 Common Shares at current exercise price of $242.50 per Common Share at any time prior to August 17, 2025. The exercise price is adjusted as the conversion price of the 2019 Note is adjusted. The fair value at issuance date of $27,002 for the August 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.31%; b) expected life of 2 years; c) the price of the stock on the grant date of $53.25; d) expected volatility of 68%; and e) no expected dividend payments. The fair value on December 31, 2022 of $0.02 for the August 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 4.07%; b) expected life of 1 year; c) the price of the stock on December 31, 2022 of $15.80; d) expected volatility of 54.82%; and e) no expected dividend payments.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

18.	SHARE CAPITAL (continued)

(e)	Warrants (continued)

On December 8, 2020, the Company completed a registered direct offering of an aggregate 249,232 units (“December 2020 Units”) at a price of $24.50 per unit for aggregate gross proceeds to the Company of $6,106,810 less $659,410 in underwriting commission, a $96,114 fair value charge for compensation warrants (“December 2020 Compensation Warrants”), and $178,968 in other share issuance costs. Each December 2020 Unit consists of one Common Share of the Company and one warrant (a “December 2020 Warrant”) to purchase one Common Share issuing 249,232 December 2020 Warrants in total. Each December Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $21.50 per share at any time prior to December 8, 2025. The December 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 – Financial instruments; presentation, the December 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $2,051,657 for the December 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of 2 years; c) the price of the stock on the grant date of $21.50; d) expected volatility of 70%; and e) no expected dividend payments. 148,971 December 2020 Warrants have been exercised and there are 176,090 December 2020 Warrants outstanding at September 30, 2022. The fair value on December 31, 2022 of $348,698 for the December 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 4.07%; b) expected life of 1 year; c) the price of the stock on December 31, 2022 of $15.80; d) expected volatility of 54.82%; and e) no expected dividend payments.

On February 12, 2021 the Company completed a registered direct offering of an aggregate 1,440,000 units (“February 2021 Units”) at a price of $50.00 per unit for aggregate gross proceeds to the Company of $72,000,000 less $5,760,000 in underwriting commission, a $1,898,959 fair value charge for compensation warrants (“February 2021 Compensation Warrants”), and $917,900 in other share issuance costs. February 2021 Units consists of one Common Share of the Company and one half of one warrant (each whole warrant, a “February 2021 Warrant”) issuing 720,000 February 2021 Warrants in total. Each February 2021 Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $57.50 per share at any time prior to February 12, 2026. The February 2021 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 – Financial instruments; presentation, the February 2021 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $15,666,819 for the February 2021 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of 2 years; c) the price of the stock on the grant date of $57.25; d) expected volatility of 70%; and e) no expected dividend payments. The fair value on December 31, 2022 of $43,615 for the February 2021 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 4.07%; b) expected life of 1 year; c) the price of the stock on December 31, 2022 of $15.80; d) expected volatility of 54.82%; and e) no expected dividend payments.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

18.	SHARE CAPITAL (continued)

(f)	Broker Warrants

On January 6, 2020, the Company issued the January 2020 Broker Warrants to purchase up to 6,307 Common Shares at an exercise price of $129.22 per Common Share at any time prior to January 6, 2023. The fair value at issuance date of $82,597 for the January 2020 Broker Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.60%; b) expected life of one year; c) the price of the stock on the grant date of $86.75; d) expected volatility of 70%; and e) no expected dividend payments.

On June 16, 2020, the Company issued the June 2020 Compensation Warrants to purchase up to 10,094 Common Shares at an exercise price of $92.75 per Common Share at any time prior to June 16, 2025. The fair value at issuance date of $162,467 for the June 2020 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk- free interest rate of 0.32%; b) expected life of two years; c) the price of the stock on the grant date of $61.75; d) expected volatility of 70%; and e) no expected dividend payments.

On August 12, 2020, the Company issued the August 2020 Compensation Warrants to purchase up to 11,783 Common Shares at an exercise price of $86.75 per Common Share at any time prior to August 12, 2025. The fair value at issuance date of $242,989 for the August 2020 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of two years; c) the price of the stock on the grant date of $67.50; d) expected volatility of 70%; and e) no expected dividend payments.

On December 8, 2020, the Company issued the December 2020 Compensation Warrants to purchase up to 16,199 Common Shares at an exercise price of $30.50 per Common Share at any time prior to December 8, 2025. The fair value at issuance date of $96,114 for the December 2020 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of two years; c) the price of the stock on the grant date of $21.50; d) expected volatility of 70%; and e) no expected dividend payments.

On February 12, 2021, the Company issued the February 2021 Compensation Warrants to purchase up to 93,600 Common Shares at an exercise price of $62.50 per Common Share at any time prior to February 12, 2026. The fair value at issuance date of $1,898,959 for the February 2021 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of two years; c) the price of the stock on the grant date of $57.25; d) expected volatility of 70%; and e) no expected dividend payments.

19.	SEGMENT INFORMATION

The Company’s operations are in one business segment: the development, manufacturing and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada, the United States and Europe. The Company earns revenue from sales to customers in the following geographic locations:

	For the years ended December 31,
	2022	2021	2020
REVENUE
Europe	$3,476,517	$2,310,747	$1,810,362
United States	210,000	-
Rest of the World	118,500	236,659	147,000
	$3,805,017	$2,547,406	$1,957,362

Sales to the Company’s three largest customers accounted for approximately 18%, 10% and 4% of the Company’s sales for the year ended December 31, 2022. Sales to the Company’s three largest customers accounted for approximately 15%, 11% and 5% of the Company’s sales for the year ended December 31, 2021. Sales to the Company’s three largest customers accounted for approximately 13%, 13%, and 9% of the Company’s sales for the year ended December 31, 2020.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

20.	EMPLOYEE BENEFITS EXPENSE

	For the years ended December 31,
	2022	2021	2020
Salaries and wages	$10,112,713	$8,504,373	$10,536,409
Pension plan and employment insurance	471,752	419,414	506,025
Contribution to defined contribution pension plan	187,071	144,634	198,342
Health benefits	591,573	485,431	765,948
Cash-based employee expenses	$11,363,109	$9,553,852	$12,006,724
Employee termination expenses	-	210,893	-
Share-based payments	7,913,797	5,285,813	4,905,812
Total employee expenses	$19,276,906	$15,050,558	$16,912,536

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

21.	DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the years ended December 31,
	2022	2021	2020
EXPENSES
Selling expenses
Share-based payment	$814,889	$685,273	$320,886
Cash-based employee expenses	1,369,732	921,772	891,784
Distributor transition fees	301,075	-	-
Other expenses	2,363,210	1,389,247	984,133
	$4,848,906	$2,996,292	$2,196,803
General and administrative expenses
Depreciation	106,978	307,015	280,949
Share-based payments	5,444,418	3,801,729	2,820,369
Cash-based employee expenses	4,025,931	3,218,867	3,149,313
Employee termination expenses	-	210,893	-
Write down of fixed assets for obsolescence	-	593,622	-
Litigation expenses	583,796	921,564	284,729
Accretion on collaboration, license and settlement agreements provision	-	63,400	308,938
Legal expenses and underwriters fees from financing activities	390,970	1,546,811	3,617,485
Other expenses	4,411,213	3,992,056	3,619,370
	$14,963,306	$14,655,957	$14,081,153
Product development and clinical trials expenses
Depreciation	215,511	363,962	487,152
Share-based payments	1,654,490	798,811	1,764,557
Cash-based employee expenses	5,967,446	5,413,213	7,965,627
Other expenses	9,528,247	8,873,015	10,184,259
	$17,365,694	$15,449,001	$20,401,595

TOTAL EXPENSES	$37,177,906	$33,101,250	$36,679,551

Depreciation per Statements of Cash Flows	$322,489	$670,977	$768,101

Share-based payments per Statements of Cash Flows	$7,913,797	$5,285,813	$4,905,812

Cash-based employee expenses (see Note 20)	$11,363,109	$9,553,852	$12,006,724

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

22.	LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of Common Shares outstanding used for basic loss per share for the year ended December 31, 2022, amounts to 2,734,013 (years ended December 31, 2021 and 2020: 2,518,960 and 666,712, respectively).

	For the years ended December 31,
	2022	2021	2020
Weighted average number of Common Shares	2,734,013	2,518,960	666,712
Loss for the year	$(41,204,418)	$(24,889,069)	$(28,695,041)
Basic and diluted loss per share	$(15.07)	$(9.88)	$(43.04)

Instruments that could potentially have a dilutive effect on the Company’s weighted average shares outstanding include all of the outstanding convertible notes, restricted share units, stock options and warrants. These instruments are currently excluded from the calculation of diluted earnings per share as they are antidilutive for the periods presented.

23.	RELATED PARTY TRANSACTIONS

The Company’s key management personnel include members of the board of directors, executive officers, and former executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the years ended December 31,
	2022	2021	2020
Short-term employee benefits
Employee salaries and bonuses	$3,097,041	$2,729,475	$2,348,709
Directors fees	270,000	270,000	265,833
Social security and medical care costs	88,309	95,456	80,949
	3,455,350	3,094,931	2,695,491
Post-employment benefits
Contributions to defined contribution pension plan	33,669	34,209	36,114

Share-based payments	5,397,325	3,680,103	1,726,690

Total key management remuneration	$8,886,344	$6,809,243	$4,458,295

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

24.	CONTINGENT LIABILITIES AND PROVISIONS

Litigation

Litigation resulting from third party claims has been, and may be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any pending claims, and future claims that may occur, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

Claims by CardiAQ in Germany

On June 23, 2014, Edwards Lifesciences CardiAQ LLC (“CardiAQ”) filed a complaint against Neovasc in Munich, Germany (the “German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich (the “German Appeals Court”). On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The decision of the German Appeals Court was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full. On March 30, 2020, the German Supreme Court granted CardiAQ leave to appeal the German Appeals Court decision and at a hearing held on August 4, 2020 the German Supreme Court set aside the prior decision of the German Appeals Court and remanded the matter back to the Appeals Court for a new hearing and decision. The hearing at the German Appeals Court was held on February 25, 2021.

On May 20, 2021, the German Appeals Court upheld the first instance judgment of the German Court of June 16, 2017, in which the court had found that CardiAQ had contributed in part to the invention of the Tiara and awarded to CardiAQ co-entitlement rights to the disputed Tiara European patent application. There are no monetary awards associated with these matters (except for a decision on the statutory costs of the proceedings) and no damages award was recognized. Regarding the statutory costs of the proceedings, each parties bear 50% of the costs of the appeal proceedings before the German Appeals Court. Neovasc bears the costs of the second appeal proceedings before the German Supreme Court and 50% of the court fees of the first instance proceedings. Neovasc has not appealed this decision to preserve capital and move forward with our new strategic activities. The decision is now final.

Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the in the U.S. District Court for the District of Massachusetts (the “Court”), asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patent Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit did not seek money damages and would not have prevented the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018. On April 17, 2019, the Company resolved the three claims for correction of patent inventorship and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

24.	CONTINGENT LIABILITIES AND PROVISIONS (continued)

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”), Neovasc Inc. and Neovasc Tiara Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively the “Edwards Plaintiffs”) against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the Edwards Plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the Edwards Plaintiffs’ patents. In February 2017, the Neovasc Defendants were added to the Edwards Plaintiffs’ claim making related allegations. On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Neovasc Defendants, and the BSC/Livanova Defendants, has been dismissed on a no-costs basis. No damages award was recognized.

On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (collectively, “UPenn”), which resolved certain potential claims against the Company that had been previously disclosed. The collaboration and licensing agreement with UPenn contemplates certain fees being paid by Neovasc to UPenn, including fees in installments totaling $2.65 million over the three years following the agreement’s execution. In addition, Neovasc agreed to pay UPenn a royalty of 1.0-1.5% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the collaboration and licensing agreement, certain potential claims against the Neovasc defendants were resolved.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has not accrued for any future royalty payments in the settlement agreement with UPenn as the amounts are undeterminable at this time.

On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, “Endovalve”) filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The complaint sought injunctive relief, money damages, and attorneys’ fees. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. The settlement agreement with Endovalve contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement’s execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has not accrued for any future royalty payments in the settlement agreement with UPenn or Endovalve as the amounts are undeterminable at this time.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

24.	CONTINGENT LIABILITIES AND PROVISIONS (continued)

Shareholder Litigation

On November 5, 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc, Fred Colen, Neovasc’s CEO, and Christopher Clark, Neovasc’s CFO: Gonzalez v. Neovasc Inc., et al., Case No. 7:20-cv-09313 (S.D.N.Y.) (the “Gonzalez Action”). The complaint in the Gonzalez Action purported to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between November 1, 2019 and October 27, 2020, inclusive. On November 25, 2020, a second putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc and Messrs. Colen and Clark: Siple v. Neovasc Inc., et al., Case No. 1:20-cv-09948 (S.D.N.Y.) (the “Siple Action”). The complaint in the Siple Action purported to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and October 27, 2020, inclusive.

The complaints in both the Gonzalez Action and the Siple Action contained similar allegations that the defendants made materially false and/or misleading statements, as well as failed to disclose material adverse facts about Neovasc’s business, operations, and prospects. Specifically, the complaints’ allegations relate to the premarket approval process with the U.S. Food and Drug Administration for Neovasc’s Reducer medical device for the treatment of refractory angina. Both complaints asserted the same two causes of action: (i) a violation of Section 10(b) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen and Clark.

On January 26, 2021, the court issued an order consolidating the Gonzalez Action and the Siple Action under a new case style: In re Neovasc Inc. Securities Litigation, Case No. 7:20-cv-09313 (S.D.N.Y.) (the “Consolidated Action”). The order also appointed Pratap Golla as the lead plaintiff (the “Lead Plaintiff”) and the law firms of Pomerantz LLP and Holzer & Holzer LLC as Co-Lead Counsel for the class in the Consolidated Action. The order further directed the Lead Plaintiff to file a Consolidated Amended Complaint in the Consolidated Action. On March 19, 2021, the Lead Plaintiff filed a Consolidated Amended Complaint (the “Consolidated Amended Complaint”).

The Consolidated Amended Complaint named Neovasc, Messrs. Colen and Clark, Bill Little, and Shmuel Banai as defendants (the “Defendants”). The Consolidated Amended Complaint purported to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and January 15, 2021, inclusive. The Consolidated Amended Complaint contained allegations similar to the complaints in the Gonzalez Action and the Siple Action and asserted the same two causes of action: (i) a violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen, Clark, Little, and Banai.

Defendants’ motion to dismiss the Consolidated Amended Complaint was served on June 14, 2021. On February 1, 2022, after the conclusion of oral argument on Defendants’ motion to dismiss, the Consolidated Amended Complaint was dismissed in its entirety with prejudice and without leave to amend. On February 22, 2022, the Lead Plaintiff filed an appeal to the United States Court of Appeals for the Second Circuit (the “Court of Appeals”). On May 13, 2022, The Lead Plaintiff filed their initial appellate brief. On August 10, 2022, the Defendants filed their response appellate brief. On August 31, 2022, the Lead Plaintiff filed their reply brief. On March 13, 2023, the Court of Appeals issued a summary order affirming the judgment of the United States District Court for the Southern District of New York.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in U.S. dollars)

25.	GOVERNMENT ASSISTANCE

The Company’s application for the Paycheck Protection Program (PPP) loan in 2020 for approximately $530,000 was approved and forgiven by the U.S. Small Business Administration in the same year. This program helps businesses keep their workforce employed during the COVID-19 crisis by providing relief in the form of a forgivable loan used for payroll costs. The amount is advanced in the form of a loan that is forgivable if the borrowers, being certain wholly-owned subsidiaries of the Company, allocate the funds principally for the purposes of retaining employees in the US through the payment of payroll and group health care benefits costs and other expenses in accordance with the loan agreement. As a wholly forgivable loan, this amount was recorded as Other Income on the Statement of Loss and Comprehensive Loss in the period in which it was forgiven.

In response to the negative economic impact of COVID-19, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) and Canada Emergency Rent Subsidy (“CERS”) programs in April 2020, retroactive to March 15, 2020. CEWS and CERS provide wage and rent subsidies respectively to eligible employers based on certain criteria, including demonstration of revenue declines as result of COVID-19. The Company has determined that it has qualified for these subsidies for certain periods from March 15, 2020 through September 2021, and has, accordingly, applied for the CEWS and CERS. The submissions were approved, and the Company received approximately $484,918 from the CEWS and CERS programs in 2021 ($765,715 in 2020) recorded as Other Income on the Statements of Loss and Comprehensive Loss.

26.	SUBSEQUENT EVENTS

On January 17, 2023, the Company announced that it has entered into the Transaction, a binding agreement with Shockwave, whereby Shockwave has agreed to acquire all of the issued and outstanding Common Shares of the Company.

Under the terms of the arrangement agreement dated January 16, 2023, the Company’s shareholders will receive $27.25 per Common Share in cash upfront on completion of the Transaction, corresponding to an enterprise value of approximately $100 million, plus deferred payments of up to approximately $47 million on the achievement of future regulatory milestones in the form of a contingent value right (“CVR”) per Common Share to receive payment upon final FDA premarket approval to market the Neovasc Reducer in the United States for treatment of angina (the “Milestone”). Each CVR will pay: (i) $12.00 if the Milestone is achieved on or prior to June 30, 2026, (ii) $8.00 if the Milestone is achieved during the period beginning on July 1, 2026 and ending on December 31, 2026 or (iii) $4.00 if the Milestone is achieved during the period beginning on January 1, 2027 and ending on December 31, 2027. The upfront cash consideration represents a premium of 27% and 68% to the closing price and 30-day volume-weighted average price, respectively, of the Common Shares on the Nasdaq Capital Market on January 13, 2023.

The Transaction will be effected by way of a court-approved plan of arrangement pursuant to the Canada Business Corporations Act, and is subject to customary closing conditions.

On March 6, 2023, the Company announced that its shareholders have approved the acquisition of all of the outstanding Common Shares of the Company by Shockwave by way of a statutory plan of arrangement at the special meeting of shareholders held on March 6, 2023.

The Company expects to complete the transaction early in the second quarter of 2023.

27.	AUTHORIZATION OF FINANCIAL STATEMENTS

The consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 (including comparatives) were recommended for approval by the audit committee and approved by the board of directors on March 29, 2023.

/s/ Chris Clark
Chris Clark, Chief Financial Officer

/s/ Paul Geyer
Paul Geyer, Director